As filed with the Securities and Exchange Commission September 6, 2001

                                                               File No. 70-9861

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 4
                                      TO
                                   FORM U-1
                            APPLICATION/DECLARATION
                                   UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      -----------------------------------

                       Great Plains Energy Incorporated
                       Kansas City Power & Light Company
                       Great Plains Power, Incorporated
                          KCPL Receivable Corporation
                              1201 Walnut Street
                          Kansas City, Missouri 64106

                                   KLT Inc.
                         10740 Nall Street, Suite 230
                          Overland Park, Kansas 66211

                   (Names of companies filing this statement
                and addresses of principal executive offices)
                      -----------------------------------

                       Great Plains Energy Incorporated*

                (Name of top registered holding company parent
                       of each applicant or declarant)
                      -----------------------------------

                              Bernard J. Beaudoin
                            Chief Executive Officer
                       Great Plains Energy Incorporated
                              1201 Walnut Street
                          Kansas City, Missouri 64106
                      -----------------------------------

       The Commission is requested to mail copies of all orders, notices and other communications to:

    William G. Riggins, Esq.                    Nancy A. Lieberman, Esq.
    General Counsel                             W. Mason Emnett, Esq.
    Kansas City Power & Light Company           William C. Weeden
    1201 Walnut Street                          Skadden, Arps, Slate,
    Kansas City, Missouri  64106                   Meagher & Flom LLP
                                                1440 New York Avenue, N.W.
                                                Washington, D.C. 20008


 * Great Plains Energy Incorporated will register as a public utility holding company upon completion of the reorganization described in Item 1 of this Application/Declaration.




                                TABLE OF CONTENTS

Item 1.  Description of the Proposed Transaction..............................2
         A.  Description of the Applicants....................................2
                  1.  KCPL ...................................................2
                  2.  Nonutility Subsidiaries.................................5
         B.  Capitalization of KCPL and its Subsidiaries.....................12
         C.  Reasons for the Reorganization..................................15
         D.  Description of the Reorganization...............................16
         E.  Post-Reorganization Financing...................................17
                  1.  External Financing.....................................18
                  2.  Guarantees and Other Forms of Credit Support...........25
                  3.  Hedging Transactions...................................26
         F.  Other Financing Transactions....................................27
                  1.  Changes in Capital Stock of Subsidiaries...............28
                  2.  Financing Subsidiaries.................................28
                  3.  Intermediate Subsidiaries..............................29
                  4.  Payment of Dividends out of Capital
                       and Unearned Surplus..................................33
         G.  Intrasystem Service Arrangements................................34
         H.  Certificates of Notification....................................36

Item 2.  Fees, Commission and Expenses.......................................36

Item 3.  Applicable Statutory Provisions.....................................37
         A.  General.........................................................37
         B.  Compliance with Rules 53 and 54.................................38

Item 4.  Regulatory Approvals................................................39

Item 5.  Procedure...........................................................39

Item 6.  Exhibits and Financial Statements...................................40
         A.  Exhibits........................................................40
         B.  Financial Statements............................................41

Item 7.  Information as to Environmental Effects.............................42



                Introduction and Request for Commission Action

            Kansas City Power & Light Company ("KCPL"), a Missouri corpora tion, is a public utility company currently not subject to the jurisdiction of the Commission pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act"). Pursuant to a corporate reorganization (the "Reorganization"), KCPL proposes to adopt a new corporate structure in which KCPL will become a wholly-owned subsidiary of a newly formed holding company. Specifically, KCPL will form a new subsidiary, Great Plains Energy Incorporated, a Missouri corporation ("Great Plains Energy"), which in turn will form another new subsidiary, KC Merger Sub Incorporated, a Missouri corporation ("NewCo"). KCPL then will merge with and into NewCo, with KCPL as the surviving corporation, resulting in KCPL becoming a wholly-owned subsidiary of Great Plains Energy. Finally, KCPL will dividend up to Great Plains Energy two of KCPL's nonutility subsidiaries, KLT Inc. and Great Plains Power, Inc. ("Great Plains Power"), such that they also become wholly-owned subsidiaries of Great Plains Energy. Following completion of the Reorganization, Great Plains Energy will register as a public utility holding company pursuant to Section 5 of the Act. (KCPL, Great Plains Energy, and the other KCPL subsidiaries identified on the signature page are collectively referred to herein as the "Applicants.")

            This Application/Declaration seeks authorization and approval with respect to certain on-going financial activities of Great Plains Energy and its subsid iaries following completion of the Reorganization and the approval of certain affiliate arrangements and other related matters. To the extent necessary, Great Plains Energy also requests the Commission make findings under Section 11(b)(1) of the Act that (i) the electric utility system of Great Plains Energy constitutes an "integrated" electric utility system within the meaning of Section 2(a)(29) of the Act and (ii) the nonutility operations of Great Plains Energy and its subsidiaries may be retained. Finally, Great Plains Energy requests Commission authorization pursuant to Section 9(a)(1) for KCPL and Great Plains Energy to engage in certain leasing transactions and authorization pursuant to Sections 12 and 13 for certain intrasystem transactions.




Item 1.     Description of the Proposed Transaction
---------------------------------------------------

A.   Description of the Applicants

     1.     KCPL

            KCPL is an electric utility company engaged in the generation, transmission, distribution, and sale of electric energy in Missouri and Kansas. KCPL owns approximately 3,700 MW of generation and provides retail electric service to approximately 467,000 customers in Kansas and Missouri, serving retail customers in the region in and around the Kansas City metropolitan area.(1) The Restated Articles of Consolidation and By-laws of KCPL are attached hereto at Exhibits A-1 and A-2, respectively. A map showing the service area of KCPL also is provided at Exhibit E-1.

            KCPL is subject to the regulatory jurisdiction of the Missouri Public Service Commission ("MPSC") and the Corporation Commission of the State of Kansas ("KCC") with respect to its retail operations. KCPL also is subject to regulation of the Federal Energy Regulatory Commission (the "FERC") with respect to its wholesale and transmission-related operations and the Nuclear Regulatory Commission (the "NRC") with respect to licensing and operation of its nuclear generating units.

            For the year ended December 31, 2000, KCPL had consolidated operating revenues of approximately $1.1 billion, resulting in a net income of approximately $159 million. For the year ended December 31, 2000, KCPL derived $952 million of its operating revenues from regulated sales of electricity and electric transmission service. At December 31, 2000, KCPL had consolidated total assets of approximately $3.3 billion, including approximately 1,700 miles of transmission lines, approximately 8,900 miles of overhead distribution lines, and approximately 3,400 miles of underground distribution lines.

            Applicants request that the Commission find that the Great
Plains Energy system constitutes an "integrated" electric utility system within the meaning of Section 2(a)(29)(A) of the Act.(2) Upon registration, the utility operations of the Great Plains Energy system will be confined to the single area consisting of KCPL's service territory.(3) This system will be interconnected through the KCPL transmission system and will be operated on a coordinated basis. The operations of Great Plains Power at all times will be within the same "area or region" of the Great Plains Energy system within the meaning of Section 11(b)(1). The principal executive offices of Great Plains Energy are located in Kansas City, Missouri. As described below, KCPL is subject to regulation with respect to rates, service, and other matters in both of the jurisdictions in which it operates. The Great Plains Energy system is not so large as to impair the advantages of efficient operation, localized management and effectiveness of regulation and, accordingly, is an "integrated" electric utility system within the meaning of the Act.

------------

(1) KCPL also engages in limited gas brokering activities, as permitted under Rule 58(b)(v).

(2) Under Section 2(a)(29)(A) of the Act, an integrated electric utility system is defined to mean:

                a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physi cally interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation . . . .

(3) Applicants will seek appropriate Commission authorization prior to the acquisition of utility assets by Great Plains Power, described below.


            KCPL currently leases certain utility assets for use in providing electric service within its service territory. Two of these leases are for transmission assets, and one lease is for a combustion turbine. The first transmission line lease is with Kansas Gas and Electric Company, a wholly-owned subsidiary of Western Resources, Inc., for the Wolf Creek/LaCygne transmission line pursuant to a tariff on file with the FERC. Commitments under this lease total $1.9 million per year through September 2025, unless the lease is otherwise cancelled. The second transmission line lease is with Associated Electric Cooperative, Inc. for KCPL's share of certain Joint Facilities, as defined in the Coordinating Agreement by and among Associated Electric Cooperative, Inc., Kansas City Power & Light Company, St. Joseph Light & Power Company, Nebraska Public Power District, Omaha Public Power District, City of Lincoln and Iowa Power Inc. for the Cooper - Fairport - St. Joseph 345 Kilovolt Interconnection. KCPL also makes payments to St. Joseph Light & Power for certain Joint and Terminal Facilities related to the Cooper - Fairport - St. Joseph 345 Kilovolt Interconnection. The total of all payments is less than $0.5 million per year. Payments associated with this second lease also are made pursuant to a tariff on file with the FERC. Finally, the combustion turbine lease is with First Security Bank, N.A. as Owner Trustee which expires in October 2001, unless extended by mutual agreement of KCPL and the lessor. This lease also may be extended through the execution of alternative leasing arrangements with other nonaffiliated parties replacing First Security Bank as Owner Trustee.

            KCPL also leases from nonaffiliates a number of railcars for the purpose of delivering fuel to KCPL's electric generating plants. When these railcars are not being used by KCPL for its fuel deliveries, KCPL subleases them to other utilities for purposes of fuel deliveries. Certain of these subleases are made pursuant to a Unit Train Exchange Agreement, which effectively aggregates the equipment of participating plant owners to create a pool of available train equipment at any one particular time. Charges for using another plant owners' equipment are assessed at a market specified price on a trip-by-trip basis.(4) In 1998, KCPL also entered into a sublease for 220 steel railcars for the remaining five years of a 15 year lease in order to accelerate the acquisition of more economical aluminum railcars.

------------

(4) The Commission has authorized subsidiaries of registered holding companies to offer nonassociates equipment and facilities acquired for their own pur poses during periods of nonutilization. See Indiana & Michigan Electric Co., Holding Co. Act Release No. 24039 (Mar. 4,
       1986) (use of coal transporta tion equipment); Ohio Power Co., Holding Co. Act Release No. 25427 (Dec. 11, 1991) (railcar repair service).


            In addition, KCPL holds contracts for delivery of five combustion turbines. Following the Reorganization, KCPL may transfer certain of these con tracts to Great Plains Power, an affiliate of KCPL described below. In the alterna tive, KCPL may transfer certain or all of these contracts to nonaffiliated parties that, in turn, would lease the delivered turbines back to either KCPL or Great Plains Power. In the event any of these contracts are transferred from KCPL, such transfers would be affected prior to the inclusion of costs associated with the contracts in KCPL's rate base. To the extent such transfers require additional Commission authorization, Applicants will submit an application/declaration under the Act requesting such authorization.


     2.     Nonutility Subsidiaries

            In addition to its regulated utility operations, KCPL wholly-owns the following Nonutility Subsidiaries:(5) Home Service Solutions, Inc., a Missouri corporation ("Home Service"); KCPL Receivable Corporation, a Delaware corpora tion ("KCPL Receivable"); KLT Inc., a Missouri corporation ("KLT"); and Great Plains Power, Incorporated, Missouri corporation.(6) During the Reorganization, KCPL will dividend up to Great Plains Energy its interests in KLT and Great Plains Power, which will become wholly-owned subsidiaries of Great Plains Energy. KCPL Receivable will remain a wholly-owned subsidiary of KCPL, as will Home Service until such time as it is sold or otherwise disposed of.(7) To the extent required, KCPL requests the Commission determine that all of the direct and indirect Nonutility Subsidiaries described herein are retainable under the standards of Section 11(b)(1) of the Act.

            For the year ended December 31, 2000, KCPL reported consolidated operating revenues of $1.1 billion, of which approximately $952 million (85 percent) were derived from regulated sales of electricity and electric transmission service and approximately $164 million (15 percent) were derived from activities of the Nonutility Subsidiaries. Applicants request that investments in Nonutility Subsidiar ies prior to the date of the Reorganization be disregarded for purposes of calculating the dollar limitation placed on Great Plains Energy for such investments under Rule 58.(8)


------------

(5) As used in this Application/Declaration, the term Nonutility Subsidiaries means (i) each of the existing nonutility subsidiaries of KCPL and their respective subsidiaries and (ii) after Great Plains Energy registers as a public utility holding company pursuant to
       Section 5 of the Act, any direct or indirect nonutility company acquired or formed by Great Plains Energy or its nonutility subsidiaries in a transaction that has been approved by the Com mission or otherwise exempt under the Act or rules thereunder.

(6) As described above, KCPL also has formed Great Plains Energy, which in turn will form NewCo. Great Plains Energy and NewCo are held by KCPL exclusively for the purpose of effectuating the Reorganization.

(7) KCPL recently dissolved WYMO Fuels, Inc., a Missouri corporation and wholly-owned subsidiary established to acquire and develop coal properties in Wyoming.

(8) The Commission previously has determined that it is appropriate to disregard existing investments in "energy-related companies" of to-be registered holding companies for purposes of Rule 58, as such companies were not subject to the restrictions of Section 11(b)(1) at the time such investments were made. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997); Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999).



            a. Home Service
               ------------

            Home Service is an intermediate holding company(9) that owns a 100 percent interest in Worry Free Services, Inc. ("Worry Free") and a 49.4 percent interest in R.S. Andrews Enterprise, Inc. ("R.S. Andrews"). Worry Free and R.S. Andrews assist residential customers primarily in the purchase, financing, and servicing of heating and air conditioner equipment, appliances, and other demand- side management equipment for the home.(10) The operations of Worry Free and R.S. Andrews are predominantly located in the KCPL service territory and in the southern and southeastern United States. Home Service currently is in the process of divesting R.S. Andrews. It is anticipated that following the divestiture of R.S. Andrews, Home Service will be sold or otherwise disposed of.

--------

(9) The Commission has authorized registered holding companies to form and capitalize intermediate nonutility subsidiaries to act as holding companies over other nonutility subsidiaries. See, e.g., The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); Exelon Corp., Holding Company Act Release No. 27256 (Oct. 19, 2000).

(10) The sale of electric and gas appliances, and the financing thereof, is consis tent with Commission rules and precedent. See Rule 58(b)(1)(iv); Consoli dated Natural Gas Co., Holding Co. Act Release No. 26234 (1995) (financ ing of appliances satisfies functional relationship test). The rendering of demand-side energy management services is consistent with the provisions of Rule 58(b)(1)(i).


            b.  KCPL Receivable
                ---------------

            In 1999, KCPL entered into a revolving agreement to sell all of its right, title and interest in the majority of its customer accounts receivable to KCPL Receivable, a special purpose entity established to purchase customer accounts receivable from KCPL.(11) Such accounts receivable represent the obligations of customers within KCPL's general service area to pay for the delivery or sale of electricity and KCPL's rights to payment of any interest or finance charges associated therewith and all proceeds of the foregoing. Accounts receivable sold under the agreement totaled $108.2 million at December 31, 2000.

------------

(11) See CP&L Energy, Inc., Holding Co. Act Release No. 27284 (2000); Central and South West Corporation, Holding Co. Act Release No. 23578 (Jan. 22,
       1985).


            c.  KLT
                ---

            KCPL consolidates the majority of its nonutility business ventures in KLT, an intermediate holding company.(12) KLT's subsidiaries, described generally below and listed individually in Exhibit E-2, primarily engage in energy-related services and natural gas development.(13)

o KLT Energy Services Inc. ("KLT Energy Services") and its subsidiaries invest in companies which provide products and services to customers to control the amount, cost and quality of electricity to commercial and indus trial customers, provide demand-side management services, power supply coordination (including purchasing electricity at wholesale for resale to end users), gas management, energy consulting, generation optimization (such as scheduling and dispatching generation) and wholesale marketing services. As shown on Exhibit E-2, KLT Energy Services(14) holds interests in the following companies:(15)

o Custom Energy Holdings, LLC, an intermediate holding company(16) formed to own interests in Custom Energy, LLC ("Custom Energy") and Strategic Energy, LLC ("Strategic Energy").

o Custom Energy and its subsidiary, Custom Energy/M&E Sales, LLC,(17) which design and install demand-side management and energy saving technologies in, and offers performance contracts to, commer cial, government, and educational facilities in the United States.(18)

------------

(12)   See supra note 9.

(13)   KLT also wholly-owns Energetechs, Inc., which currently is inactive.

(14)   See supra note 9.

(15) As shown on Exhibit E-2, KLT Energy Services also holds approximately 1.3 million common shares (approximately 2.8 percent of total outstanding shares) in Bracknell Corporation ("Bracknell"), which provides services on communication, electrical, HVAC and other low voltage systems. As KLT Energy Services' investment in Bracknell is below five percent, Bracknell is neither a subsidiary nor an affiliate of Great Plains Energy.

(16)   See supra note 9.

(17)   Custom Energy's other subsidiary, CM2, LLC, is currently inactive.

(18)   See Rule 58(b)(1)(i).




o Strategic Energy, which markets energy commodities through the provision of power supply coordination (including energy marketing) and gas management services,(19) and which provides energy consulting and generation optimization (such as scheduling and dispatching generation) services,(20) in the United States. Strategic Energy's retail electricity marketing operations currently include the states of Califor nia, Texas, Ohio, Pennsylvania, New York, and Massachusetts.

o KLT Gas Inc. ("KLT Gas") owns and operates interests in oil and gas produc ing properties and invests in companies which in turn own and operate interests in oil and gas producing properties, some of which are in or near KCPL's retail electric service territory. KLT Gas' primary focus is on coal bed methane producing properties, but also has a 50 percent working interest in natural gas producing properties in south Texas. KLT Gas and the compa nies in which it invests produce and gather gas, which is then transported on third-party pipelines and sold at wholesale. KLT Gas and its investments do not own interstate pipelines or local distribution facilities, and do not sell gas at retail. KLT Gas also owns FAR Gas Acquisitions Corporation, which holds limited partnership interests in coal bed methane gas well properties.(21)

------------

(19)   See Rule 58(b)(1)(v).

(20)   See Rule 58(b)(1)(vii).

(21)   See Rule 58(b)(ix).



o KLT Telecom Inc. ("KLT Telecom") pursues investment opportunities in telecommunications and wireless technology. KLT Telecom is a 83 percent owner of Digital Teleport, Inc., a St. Louis based competitive access provider and inter-exchange carrier, which is developing a national fiber optic net work.(22)

o KLT Investments Inc. ("KLT Investments") and KLT Investments Inc. II ("KLT Investments II") pursue certain passive investments for the benefit of the Great Plains Energy system (the "Passive Interests"). Specifically, KLT Investments invests, as a limited partner, in affordable housing partnerships that provide tax benefits to the consolidated group. KLT Investments' portfolio consists of interests in over 700 affordable housing projects and approximately 47,000 rental units located in 46 states, the District of Colum bia and Puerto Rico.(23) Investments in this portfolio are made solely for the purpose of obtaining tax credits and Applicants anticipate such investments will be liquidated as the terms of the relevant tax credits expire.(24)


------------

(22) KLT Telecom filed an application for exempt telecommunications company status under Section 34 of PUHCA with the Federal
       Communications Com mission on June 12, 2001.

(23) The Puerto Rican investments are held indirectly by two limited partnerships, Institutional Tax Credits 7, in which KLT Investments has a 9.9 percent limited partnership interest, and USA Metropolitan 2, in which KLT Invest ments has a 13.2 percent limited partnership interest. Out of the approximate 47,000 rental units in which KLT Investments has limited partnership inter ests, approximately 0.6 percent of the rental units are in Puerto Rico (an aggregate total of approximately 283 units). Applicants expect that these investments will be liquidated as the terms of the relevant tax credits and their subsequent holding periods expire. Applicants anticipate the tax credits for the Puerto Rican investments will expire by the end of 2005. Due to the de minimus nature of these investments in Puerto Rico, Applicants request that the Commission not require the liquidation of these limited partnership interests at this time. Applicants commit that, on a going-forward basis, they will not invest in any additional limited partnerships with investments outside of the fifty states and the District of Columbia.

(24) The Commission has authorized similar tax-driven investments by registered holding companies in a number of cases, most recently in Alliant Energy Corp., Holding Co. Act Release No. 27418 (June 11,
       2001). See also Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000).



       KLT Investments II pursues passive investments in community, economic development and energy-related opportunities. Specifically, KLT Invest ments II holds the following interests:

       o An approximate 3.3 percent interest in CFB Venture Fund II, a Mis souri limited partnership ("CFB") formed to provide venture capital to companies in the manufacturing, distribution and services markets. With the exception of a business investment located in Houston, Texas, the portfolio of companies in which CFB invests are in Kansas and Missouri. The interests held by KLT Investments II in CFP are currently valued at approximately $598,000.

       o An approximate 1.3 percent interest in KCEP I, L.P., a Kansas limited partnership ("KCEP") formed to provide venture capital to small businesses. The portfolio of companies in which KCEP invests are generally located in Kansas and Missouri. The interests held by KLT Investments II in KCEP are valued at approximately $820,000.

       o An approximate 6.36 percent interest in Envirotech Investment Fund I, a Delaware limited partnership ("Envirotech") formed to invest in energy and environmental technologies with greenhouse gas reduction benefits and in technology of strategic relevance to utilities. The interests held by KLT Investments II in Envirotech Investment Fund I are valued at approximately $1.7 million.


       KLT Investments II is in the process of liquidating its interests in CFB, KCEP, and Envirotech. To that end, KLT Investments II is seeking a pur chaser for its interests in CFB and has entered into a letter agreement to sell its interests in KCEP and Envirotech, subject to the negotiation of definitive documents. In the interim, Applicants request Commission authorization to retain these investments. Such "good citizen" investments are consistent with economic development and venture capital enterprises the Commission has accepted previously for registered holding companies.(25)

       Applicants believe that Great Plains Energy should be allowed to retain all aspects of the businesses of KLT Investments. The managing members and partners in the Passive Interests are companies and banks that are not affili ated with Great Plains Energy.(26) The limited purpose of the Passive Invest ments is to enable Great Plains Energy to be a good corporate citizen while, at the same time, secure tax benefits that are advantageous for its holding company system. However, Applicants also note that these investments, to the extent they foster economic growth in the region, indirectly result in additional demand for electricity within the KCPL service territory.

------------

(25) See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 26856 (Apr. 14, 1998) (permitting retention of venture capital and economic development investments).

(26) In each instance, the limited rights retained by KLT Investments in the Passive Interests are consistent with Commission No Action Letters regarding the scope of rights that may be held without the creation of a "subsidiary" within the meaning of PUHCA.



            d.   Great Plains Power
                -------------------

            KCPL recently created Great Plains Power, a wholly-owned subsid iary, to hold interests in independent power plants ("IPPs") acquired after the reorganization.(27) Applicants anticipate Great Plains Power will acquire its IPPs from unaffiliated third parties or through construction of its own plants. Each of Great Plains Power's plants will be fully integrated with the Great Plains Energy public utility system, consistent with Commission precedent regarding the operation of an integrated utility system. Great Plains Power currently has no assets.

-------

(27) Upon its acquisition of jurisdictional utility assets, Great Plains Power will become a public utility company within the meaning of
       Section 2(a)(5) of the Act. The Commission has determined that the ownership of an IPP public utility company such as Great Plains Power is consistent with the operation of an integrated electric utility system. See Western Resources, Holding Co. Act Release No. 27411 (2001).



B.   Capitalization of KCPL and its Subsidiaries

            As of December 31, 2000, KCPL had issued 61,908,726 shares of common stock without par value. KCPL held 60,841 shares as of December 31, 2000 of its common stock to be used for future distribution resulting in 61,847,885 shares of common stock outstanding. In addition, as of December 31, 2000, KCPL has issued and outstanding five series of preferred stock:
100,000 shares of 3.80% cumulative preferred stock, $100 par value; 100,000 shares of 4.50% cumulative preferred stock, $100 par value; 70,000 shares of 4.20% cumulative preferred stock, $100 par value; 120,000 shares of 4.35% cumulative preferred stock, $100 par value; and, 6,357 shares of 4.00% cumulative redeemable preferred stock, $100 par value.(28) KCPL's common stock and three of the five series of KCPL's preferred stock are listed for trading on the New York Stock Exchange.


------------

(28) One series of KCPL's preferred stock - the 4.00% cumulative preferred stock - will be redeemed prior to or in connection with consummation of the Reorganization. As of December 31, 2000, 5,734 of the 6,357 outstanding shares were held by KCPL to meet future sinking fund requirements.



            KCPL has three business trusts formed under the laws of the State of Delaware (KCPL Financing I, II, and III). These trusts exist for the sole purpose of issuing Trust Originated Preferred Securities (TOPrs) and investing the proceeds in an equivalent amount of Junior Subordinated Deferrable Interest Debentures of KCPL. In 1997, KCPL Financing I (the "Trust") issued $150,000,000 of 8.3% preferred securities. The sole asset of the Trust is the $154,640,000 principal amount of 8.3% Junior Subordinated Deferrable Interest Debentures, due 2037, issued by KCPL. The terms and interest payments on these debentures correspond to the terms and dividend payments on the preferred securities. KCPL deducts these payments for tax purposes. KCPL may elect to defer interest payments on the debentures for a period up to 20 consecutive quarters, causing dividend payments on the preferred securities to be deferred as well. In case of a deferral, interest and dividends will continue to accrue, along with quarterly compounding interest on the deferred amounts. KCPL may redeem all or a portion of the debentures after March 31, 2002. If KCPL redeems all or a portion of the debentures, the Trust must redeem an equal amount of preferred securities at face value plus accrued and unpaid distributions. The back-up undertakings in the aggregate provide a full and unconditional guarantee of amounts due on the preferred securities. Further information regarding these securities can be found in the Form S-3 filed on December 18, 1996, attached hereto at Exhibit C-1 and incorporated by reference.

            KCPL is authorized to issue mortgage bonds under the General Mortgage Indenture and Deed of Trust dated December 1, 1986, as supplemented. This indenture creates a mortgage lien on substantially all utility plant. As of December 31, 2000, mortgage bonds secured $444.8 million of medium-term notes and revenue refunding bonds. KCPL is prohibited from issuing additional general mortgage bonds while its unsecured medium-term notes are outstanding and remain unsecured. Further information regarding this mortgage can be found in the Form 10-K and Form 10-Q for KCPL, attached hereto at Exhibits G-1 and G-2 respec tively.

            During 2000, KCPL issued $200 million of unsecured, floating rate medium-term notes and $250 million of unsecured senior notes. KCPL is authorized to issue an additional $150 million of debt securities under its shelf registration statement dated November 21, 2000, which is attached hereto at Exhibit C-2 and incorporated by reference.

            During 2000, KLT renegotiated its existing $125 million bank credit agreement collateralized by the capital stock of KLT's direct subsidiaries from short- term to a three-year revolving credit agreement that matures in 2003. At December 31, 2000, KLT had repaid amounts borrowed during 2000 under the new agreement.

            The affordable housing notes at KLT Investments are collateralized by the affordable housing investments. Most of the notes also require the greater of 15 percent of the outstanding note balances or the next annual installment to be held as cash, cash equivalents or marketable securities.

            Short-term borrowings consist of funds borrowed from banks or through the sale of commercial paper as needed. As of December 31, 2000, KCPL has $55.6 million of commercial paper outstanding. KCPL has short-term bank lines of credit totaled $255 million with nine banks under minimal fee arrangements as of December 31, 2000. KCPL also has a 364-day revolving credit loan facility for up to $190 million to provide liquidity support for the remarketing of KCPL's Environ mental Improvement Revenue Refunding Bonds.

            As of December 31, 2000, KCPL had entered into two interest rate swap agreements to limit the interest rate on $30 million of long-term debt. The swap agreements mature in 2001 (unless otherwise extended, at the option of the counterparty, for an additional two years) and effectively fix the interest rate to a weighted-average rate of 3.88 percent. In 2000, KCPL also entered into three interest rate cap agreements to limit the exposure to increases in the interest rate on the $200 million of unsecured medium-term notes. The cap agreements mature in 2002. These swap and cap agreements are with highly rated financial institutions and simply limit KCPL's exposure to increases in interest rates. They do not subject KCPL to any material credit or market risks. The fair value of these agreements is immaterial and is not reflected in the financial statements. Although derivatives are an integral part of KCPL's interest rate management, the effect on interest expense for each of the last three years was not material.

            Set forth in the table below is a summary of KCPL's consolidated capital structure as of December 31, 2000:

                                        $ (In Thousands)              %

Common Stock Equity                      $  921,352                40.03%

Preferred Stock Equity                   $   39,062                 1.70%

Company-obligated Mandatory
Redeemable Preferred Securities          $  150,000                 6.52%

Long-term Debt *                         $1,135,492                49.33%

Short-term Debt                          $   55,600                 2.42%

      TOTAL:                             $2,301,506               100.00%

 *  includes current maturities on long-term debt


            Great Plains Energy is authorized under its Articles of Incorporation, attached hereto at Exhibit A-3, to issue 150,000,000 shares of common stock, without par value ("Common Stock") and 390,000 shares of cumulative preferred stock, $100 par value ("Preferred Stock"). Approximately 62 million shares of Great Plains Energy Common Stock and the 390,000 shares of Great Plains Energy Preferred Stock will be issued in the one-to-one exchange of shares contemplated by the Reorganization.(29) As described in Item 1.E. below, following the Reorganization Great Plains Energy intends to establish financing arrangements of its own, which will be used primarily to fund the operations of and investments in unregulated subsidiaries.

------------

(29) Great Plains Energy also is authorized to issue 1,572,000 shares of cumula tive no par preferred stock without par value and 11,000,000 shares of preference stock without par value. As of December 31, 2000, there were no shares of cumulative no par preferred stock or preference stock issued and outstanding. To the extent such shares may be issued by KCPL prior to the date of the Reorganization, Great Plains Energy requests authority to issue corresponding shares of no par preferred stock and preference stock as necessary to consummate the one-to-one exchange of shares.



C.   Reasons for the Reorganization

            KCPL is undertaking the Reorganization in response to the dramatic changes that occurred in the wholesale electric power market during the 1990s, i.e., the emergence of unregulated competitive generators, open access to the nation's transmission grid, and the appearance of competitive retail electricity markets in a significant percentage of the country. KCPL recognizes it must change the way it does business to be successful in this new marketplace. KCPL believes that in this new environment, its greatest opportunities for success lie in the competitive generation markets. Indeed, its survival as a stand-alone family of companies may depend on its success in this arena.

            The proposed Reorganization will facilitate this success by distancing Great Plains Power competitive generation ventures from KCPL's traditional utility operations and thus placing Great Plains on an equal footing with the competitive operations of other utility holding companies. This will provide Great Plains with significant benefits, including access to additional markets and greater flexibility and speed in pursuing business opportunities. Great Plains will be able to take advantage of market-based prices, capture and keep savings from improved asset management, explore strategic partnerships to gain efficiencies, evaluate selected merchant generation development and joint ventures, and expand affiliate relationships. KCPL believes that the benefits resulting from operating in this environment will allow Great Plains quickly to build a significant portfolio of competitive generation facilities. Finally, the Reorganization provide similar benefits to KLT's energy related and other operations by giving them flexibility in responding to changing market conditions.


D.   Description of the Reorganization

            As described above, the Reorganization will be accomplished through (i) the merger of KCPL with and into NewCo, with KCPL as the surviving corpora tion and (ii) a dividend up to Great Plains Energy of KCPL's interests in KLT and Great Plains Power. An organizational chart showing all of Great Plains Energy's direct and indirect investments in active subsidiaries following consummation of the Reorganization is provided at Exhibit E-2. The Reorganization will be governed by an Agreement and Plan of Merger, to be entered into between KCPL, Great Plains Energy, and NewCo (the "Reorganization Agreement"), a form of which is attached hereto at Exhibit B-1. The Reorganization Agreement is subject to approval of the FERC, NRC, MPSC and KCC, as well as the Federal Communications Commission with regard to the transfer of certain licenses.

            Under the Reorganization Agreement, KCPL's common shareholders will receive one share of Great Plains Energy Common Stock in exchange for each KCPL common share held immediately prior to the effective date of the Reorganiza tion, and KCPL's preferred shareholders will receive one equivalent share of Great Plains Energy Preferred Stock in exchange for each KCPL preferred share held immediately prior to the effective date of the Reorganization.(30) The common shares of KCPL will cease to be listed and traded on the New York Stock Exchange and the Common Stock of Great Plains Energy will be listed and traded instead. Similarly, three series of Great Plains Energy Preferred Stock will replace the equivalent three series of KCPL preferred shares currently listed and traded on the New York Stock Exchange, with the Great Plains Energy Preferred Stock being listed and trade on the New York Stock Exchange in their place. Except for the common shares and preferred shares of Great Plains Energy, no securities will be issued to implement the Reorganization. All existing KCPL debt obligations will remain obligations of KCPL after the Reorganization is consummated.

------------

(30) Thus, upon consummation of the share exchange, (i) all of KCPL's common shares will be held by Great Plains Energy, (ii) KCPL will have no preferred shares outstanding, (iii) all of Great Plains Energy's common shares will be held by the former KCPL common shareholders, and (iv) all of Great Plains Energy's preferred shares will be held by the former KCPL preferred share holders (with the exception of the 4.00% cumulative preferred stock to be redeemed).



E.   Post-Reorganization Financing

            Applicants request authority, to the extent such transactions are not otherwise exempt under the Act, for: (i) a program of external financing; (ii) intrasystem credit support arrangements; and (iii) interest rate hedging measures. Applicants are requesting approval for each of the proposals contained herein for the period through December 31, 2004 (the "Authorization Period"). The proceeds from the financings authorized by the Commission pursuant to this Applica tion/Declaration will be used for general corporate purposes, including: (i) financing, in part, investments by and capital expenditures of Great Plains Energy and its subsidiaries;
(ii) funding of future investments in any exempt wholesale generator ("EWG"), foreign utility company ("FUCO"), exempt telecommunications company ("ETC"), or energy-related or gas-related company within the meaning of Rule 58 ("Rule 58 Company"); (iii) the repayment, redemption, refunding or purchase by Great Plains Energy or any Subsidiary of its own securities; and, (iv) financing working capital requirements of Great Plains Energy and its Subsidiaries and for any other lawful corporate purposes.

            The Applicants represent that no financing proceeds will be used to acquire the securities of or other interest in any company unless such acquisition has been approved by the Commission in this proceeding, in a separate proceeding, or in accordance with an available exemption under the Act or rules thereunder, including Sections 32, 33 and 34 and Rule 58. Great Plains Energy states that the aggregate amount of proceeds of financing and guarantees approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to Great Plains Energy's "aggregate investment" in all such entities at any point in time, exceed 50 percent of Great Plains Energy's "consolidated retained earnings," as those terms are defined in Rules 53 and 58. Further, Great Plains Energy represents that proceeds of financing and guarantees utilized to fund investments in Rule 58 Companies following registration by Great Plains Energy will be subject to the limitations of that Rule. Applicants represent that they will not seek to recover through higher rates to KCPL's customers losses attributable to any operations of its Nonutility Subsidiaries. Finally, Great Plains Energy and KCPL commit to maintain their common equity, as reflected in the most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, at or above 30 percent of capitalization.

     1.     External Financing

            a.   Great Plains Energy
                --------------------

            Great Plains Energy proposes to issue and sell from time to time Common Stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. In addition, as part of the one-to-one share exchange, Great Plains Energy also proposes to issue a limited amount of Preferred Stock upon consummation of the Reorganization. The aggre gate amount of all such securities issued during the Authorization Period will not exceed $450 million.

Common Stock
------------

            Great Plains Energy proposes to issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry. Common Stock may be issued pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Great Plains Energy also proposes to issue stock options, performance shares, stock appreciation rights ("SARs"), war rants, or other stock purchase rights that are exercisable for Common Stock and to issue Common Stock upon the exercise of such options, SARs, warrants, or other stock purchase rights.

            Great Plains Energy may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transac tions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Great Plains Energy) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Great Plains Energy or through agents designated by Great Plains Energy from time to time. If dealers are utilized in the sale of Common Stock, Great Plains Energy will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Great Plains Energy may grant the underwrit ers thereof a "green shoe" option permitting the purchase from Great Plains Energy at the same price additional shares then being offered solely for the purpose of covering over-allotments.

            Great Plains Energy also requests authority to issue Common Stock, performance shares options, SARs, warrants or other stock purchase rights exercis able for Common Stock in public or privately-negotiated transactions as consider ation for the equity securities or assets of other existing companies Great Plains Energy is seeking to acquire, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder. If Common Stock or other securities linked to Common Stock is used as consideration in connection with any such authorized or exempt acquisition, the market value of the Common Stock on the day before closing of the acquisition, or the average high and low market prices for a period prior to the closing, as negotiated by the parties, will be counted against the proposed $450 million limitation on financing.(31)

------------

(31) The Commission previously has approved the issuance of common stock as consideration for assets or securities of other companies acquired in autho rized or exempt transactions. See, e.g., Interstate Energy Corp., Holding Co. Act Release No. 27069 (Aug. 26,
       1999); SCANA Corp., Holding Co. Act Release No. 27137 (Feb. 14,
       2000).


            In addition, each of the employee and director compensation plans which provide for investment in KCPL common stock, as in effect immediately prior to the Reorganization, will be amended to provide for the issuance of Great Plains Energy Common Stock instead of KCPL common stock. Currently, KCPL maintains the following employee and director stock plans (the "Stock Plans"):

o The Dividend Reinvestment and Direct Stock Purchase Plan, which offers common shareholders, employees and directors of KCPL and its subsidiaries the opportunity to purchase shares of KCPL's common stock by reinvesting dividends and/or making optional cash payments. A full statement of the current provisions of the Dividend Reinvestment and Direct Stock Purchase Plan is included in the Registration Statement on Form S-3 in File No. 33-51799 (Exhibit
       H-1 hereto).

o The Employee Savings Plus Plan, which is a defined contribution plan qualified under Section 401 of the Internal Revenue Code. Contributions to the plan will be matched by a KCPL contribution in cash, KCPL common stock, or a combination thereof, of an amount, up to three percent of the employee's compensation for any payroll period, equal to 50 percent of the amount contributed. A full statement of the current provisions of the Em ployee Savings Plus Plan is included in the Registration Statement on Form S-8 in File No. 33-17403 (Exhibit H-2 hereto).

o The Long-Term Incentive Plan, which provides for granting to certain eligible employees of KCPL and its subsidiaries incentive stock options, awards of limited stock appreciation rights, awards of shares of KCPL stock subject to certain restrictions on transferability that lapse after specified periods, and awards of performance shares to be exchanged for shares of common stock upon the achievement of certain performance measures. A full statement of the current provisions of the Long-Term Incentive Plan is included in the Registration Statement on Form S-8 in File No. 33-45618 (Exhibit H-3 hereto).

            Great Plains Energy will file post-effective amendments to the Registration Statements under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Stock Plans described above following the Reorganization.

            Shares of Common Stock for use under the Stock Plans described above may either be newly issued shares, treasury shares or shares purchased in the open market. Great Plains Energy will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. Great Plains Energy also may acquire treasury shares through other open-market purchases. Great Plains Energy also proposes to issue and/or sell shares of Common Stock pursuant to the existing Stock Plans and similar plans or plan funding arrangements hereafter adopted without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application/Declaration.


Preferred Stock
---------------

            Great Plains Energy also requests authorization to issue its authorized Preferred Stock as necessary to accomplish the one-to-one exchange of shares contemplated by the Reorganization, as described above. The dividend rate on any series of Preferred Stock will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on such Preferred Stock will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Such Preferred Stock may be convertible or exchangeable into shares of Common Stock.


Long-term Debt and other
Preferred or Equity-Linked Securities
-------------------------------------

            Great Plains Energy further requests authorization to issue, directly or indirectly through one or more Financing Subsidiaries, long-term debt and, indirectly through one or more Financing Subsidiaries, other types of preferred or equity-linked securities (including, specifically, trust preferred securities). The proceeds of long- term debt or other preferred or equity-linked securities will enable Great Plains Energy to reduce short-term debt with more permanent capital and provide an important source of future financing for the operations of and investments in non- utility businesses that are exempt under the Act.(32)

------------

(32) Recently, the Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt directly or indirectly through special- purpose financing entities. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, and Rule 58 Companies). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act. See also American Electric Power Co., Inc., Holding Co. Act Release No. 27382 (Apr. 20, 2001).



            Preferred or equity-linked securities may be issued by one or more Financing Subsidiaries in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Great Plains Energy's board of directors. The dividend rate on any series of preferred or equity-linked securities will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred or equity-linked securities may be convertible or exchangeable into shares of Common Stock.

            Long-term debt of Great Plains Energy may be in the form of unse cured notes ("Debentures") issued in one or more series. The Debentures of any series (i) may be convertible into any other securities of Great Plains Energy, (ii) will have a maturity ranging from one to 50 years, (iii) will bear interest at a rate not to exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such series of Debentures, (iv) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above or discounts below the principal amount thereof, (v) may be entitled to mandatory or optional sinking fund provisions, (vi) may provide for reset of the coupon pursuant to a remarketing arrangement, and (vii) may be called from existing investors or put to the company, or both. The Debentures will be issued under an indenture (the "Indenture") to be entered into between Great Plains Energy and a national bank, as trustee. Long-term debt of Great Plains Energy also may be in the form of bank lines of credit. Loans under these bank lines will have maturities of not more than five years from the date of each borrowing and the effective cost of such loans will not exceed at the time of issuance 500 basis points over LIBOR.

            Great Plains Energy contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transac tions or to one or more investment banking or underwriting firms or other entities that would resell the Debentures without registration under the 1933 Act, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

            The maturity dates, interest rates, call and/or put options, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable supplemental indenture or officer's certificate and purchase agreement or underwriting agreement setting forth such terms.

            Finally, Great Plains Energy undertakes that without further Commis sion authorization it will not issue any preferred or equity-linked securities or any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

Short-Term Debt
---------------

            To provide financing for general corporate purposes, other working capital requirements and investments in new enterprises until long-term financing can be obtained, Great Plains Energy may sell, directly or indirectly through one or more Financing Subsidiaries, commercial paper or establish bank lines of credit ("Short-term Debt"). The effective cost of money on Short-term Debt authorized in this proceeding will not exceed at the time of issuance 500 basis points over LIBOR for maturities of one year or less.

            Specifically, Great Plains Energy may sell, directly or indirectly, commercial paper, from time to time, in established domestic or European commer cial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. Great Plains Energy expects that the dealers acquiring commercial paper from Great Plains Energy will reoffer such paper at a discount to corporate, institutional and sophisti cated individual investors. Great Plains Energy anticipates that its commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and non-financial corporations.

            Great Plains Energy also proposes to establish, directly or indirectly, bank lines in an aggregate principal amount sufficient to support projected levels of short-term borrowings and to provide an alternative source of liquidity. Loans under these lines will have maturities not more than one year from the date of each borrow ing. Great Plains Energy also may engage, directly or indirectly, in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

            b.   KCPL
                 ----

            KCPL requests authorization to issue and sell from time to time during the Authorization Period notes and other evidence of indebtedness having a maturity of one year or less in an aggregate principal amount outstanding at any one time not to exceed $500 million. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to Great Plains Energy, bank lines of credit, and other debt securities. The effective cost of money on short-term debt of KCPL authorized in this proceeding will not exceed at the time of issuance 500 basis points over LIBOR for maturities of one year or less. The issuance by KCPL of commercial paper and other short-term indebtedness having a maturity of less than 12 months will not be exempt under Rule 52(a) since it is not subject to approval by both the MPSC and KCC.

            c.   Nonutility Subsidiaries
                 -----------------------

            As described above in Item 1.A.2, the Nonutility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of energy-related or otherwise functionally-related non-utility businesses. In order to finance investments in such competitive businesses, it will be necessary for the Nonutility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. In almost all cases, such financing transactions will be exempt from prior Commission authorization pursuant to Rule 52(b).

            In order to be exempt under Rule 52(b), any loan by Great
Plains Energy to a Nonutility Subsidiary or by one Nonutility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, if a Nonutility Subsidiary making a borrowing is not wholly-owned by Great
Plains Energy, directly or indirectly, and does not sell goods or services to KCPL, then the Applicants request authority to make loans to any such associate company at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.(33) Appli cants make this request since, if Great Plains Energy or a Nonutility Subsidiary were required to charge only its effective cost of capital on a loan to a less than wholly- owned associate company when market rates were greater, the other owner(s) of such associate company would in effect receive a subsidy from Great Plains Energy or other lending Nonutility Subsidiary equal to the difference between the cost of providing the loan at its effective cost of capital and the other owner(s) proportionate share of the price at which it would have to obtain a similar loan on the open market. Great Plains Energy will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to any such intra-system loan transaction.

------------

(33) The Commission has granted similar authority to another registered holding company. See WGL Holdings, Inc., Holding Co. Act Release No. 27253 (2000).



     2.     Guarantees and Other Forms of Credit Support

            Great Plains Energy further proposes to enter into guarantees and other forms of support agreements on behalf or for the benefit of any Subsidiary(34) during the Authorization Period in an aggregate principal amount not to exceed $600 million outstanding at any one time. Applicants also request authorization for Nonutility Subsidiaries to provide credit support on behalf and for the benefit of other Nonutility Subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support exempt under Rule 45(b)(7) or Rule 52(b).

            a.   Great Plains Energy
                 -------------------

            Great Plains Energy requests authorization to enter into guarantees and capital maintenance agreements, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Great Plains Energy Guarantees") on behalf or for the benefit of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $600 million outstanding at any one time. Subject to such limitation, Great Plains Energy may guarantee both securities issued by and other contractual or legal obligations of any Subsidiary. Great Plains Energy proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is determined by multiplying the amount of the Great Plains Energy Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.(35)

------------

(34) As used in this Application/Declaration, the term "Subsidiary" means KCPL and the Nonutility Subsidiaries.

(35) The Commission previously has authorized registered holding companies to recoup from any subsidiary the actual cost of obtaining the liquidity necessary to perform under a guarantee issued on behalf of such subsidiary. See e.g., Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999).



            b.  Nonutility Subsidiaries
                -----------------------

            In addition, Applicants request authorization for Nonutility Subsidiar ies to provide guarantees and other forms of credit support ("Nonutility Subsidiary Guarantees") on behalf or for the benefit of other Nonutility Subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b)(7) and Rule 52(b). The Nonutility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above in Item 1.E.1.c above.

     3.     Hedging Transactions

            Great Plains Energy and, to the extent not exempt pursuant to Rule 52, the Subsidiaries request authorization to enter into interest rate hedging transac tions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch, or Duff and Phelps.

            Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

            Applicants will comply with SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board (the "FASB").(36)

------------

(36) The proposed terms and conditions of the Interest Rate Hedges are substan tially the same as the Commission has approved in other cases. See New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999); SCANA Corporation, Holding Co. Act Release No. 27137 (February 14, 2000).



F.   Other Financing Transactions

            Applicants also request authorization, to the extent such transactions are not otherwise exempt under the Act, for (i) changes to any wholly-owned Subsidiary's capital stock capitalization; (ii) the acquisition of the securities of certain specified categories of nonutility companies; (iii) the payment of dividends out of capital or unearned surplus by Nonutility Subsidiaries; and, (iv) sales and service agreements between the Subsidiaries, to the extent no otherwise permitted or exempt by rule.

     1.     Changes in Capital Stock of Subsidiaries

            The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Great Plains Energy or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then-authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value or receive a capital contribution without issuing capital stock. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly-owned Subsidiary's authorized capital stock capitaliza tion by an amount deemed appropriate by Great Plains Energy or other intermediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a utility subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commissions in the state or states in which such utility subsidiary is incorporated and doing business.(37)


     2.     Financing Subsidiaries

            Great Plains Energy and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifi cally for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Great Plains Energy and the Subsidiaries through the issuance of debt or equity securities, including but not limited to company-obligated mandatorily redeemable trust preferred securities, to third parties. Financing Subsidiaries would loan, dividend or otherwise transfer the proceeds of any such financing to its parent or to other Subsidiaries, provided, however, that a Financing Subsidiary of KCPL will dividend, loan or transfer proceeds of financing only to KCPL. The terms of any loan of the proceeds of any securities issued by a Financing Subsidiary to Great Plains Energy would mirror the terms of those securities.(38) Great Plains Energy may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The Subsidiaries also may provide guarantees and enter into expense agreements pursuant to Rules 45(b)(7) and 52, as applicable, if required on behalf of any Financing Subsidiaries which they organize. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subse quent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsid iary would not be counted against the limitations on Great Plains Energy Guarantees or Subsidiary Guarantees, as the case may be, set forth in Item 1.E.2 above. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guarantee not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on Great Plains Energy Guarantees or Subsidiary Guarantees, as the case may be.


------------

(37) The Commission has granted similar approvals to other registered holding companies. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997).

(38) The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7,
       1999); Ameren Corp., Holding Co. Act Release No. 27053 (July 23,
       1999); The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); American Electric Power Co., Inc., Holding Co. Act Release No. 27382 (Apr. 20, 2001).



     3.     Intermediate Subsidiaries

            Great Plains Energy requests authority to acquire, directly or indi rectly through a Nonutility Subsidiary, the securities of one or more new intermediate subsidiary companies which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, or ETCs ("Exempt Companies"), Rule 58 Companies or other non-exempt Nonutility Subsidiaries(39) (as authorized in this roceeding or in a separate proceeding).(40) Great Plains Energy also requests author ity for these new intermediate subsidiaries, as well the intermediate subsidiaries existing prior to the Reorganization (collectively, the "Intermediate
Subsidiaries"), to provide management, administrative, project development and operating services(41) to such entities at fair market prices determined without regard to cost, and therefore requests an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

       (i) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

       (ii) An EWG that sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not KCPL;

       (iii) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company at the purchaser's "avoided cost" as determined in accor dance with the regulations under PURPA;

       (iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not KCPL; or

       (v)     A Rule 58 Subsidiary or any other Nonutility Subsidiary that
               (a) is partially-owned by Great Plains Energy, provided that the ultimate purchaser of such goods or services is not KCPL (or any other entity that Great Plains Energy may form whose activities and operations are primarily related to the provision of goods and services to KCPL), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.(42)

------------

(39) As used in this Application/Declaration, the term "non-exempt Nonutility Subsidiaries" includes any Great Plains Energy nonutility associate company that does not qualify for exemption under the statutory provisions of the Act or the rules thereunder. For example, at this time Great Plains Power does not qualify for status as an EWG, QF, Rule 58 Company, ETC, or any other type of company exempt from the Act and rules thereunder.

(40)   KCPL does not hold an interest in any EWG or FUCO at this time.

(41) The source of such services initially would be KCPL, in accordance with the interim authority requested below. It is contemplated that once a subsidiary service company is formed, such services will be provided by the service company, as authorized by the Commission.

(42) Similar authority has been granted to a number of registered holding compa nies. See, e.g., Exelon Corp., Holding Co. Act Release No. 27256 (2000); New Century Energies, Holding Co. Act Release No. 27212 (2000); Nisource Inc., Holding Co. Act Release No. 27265
       (2000).



            An Intermediate Subsidiary may be organized, among other things, (i) in order to facilitate the making of bids or proposals to develop or acquire an interest in any Exempt Company, Rule 58 Company, or other non-exempt Nonutility Subsidiary; (ii) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (iii) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Great Plains Energy and unaffiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (v) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (vi) as a part of tax planning in order to limit Great Plains Energy's exposure to U.S. and foreign taxes; (vii) to further insulate Great Plains Energy and KCPL from operational or other business risks that may be associated with investments in non-utility companies; or (vii) for other lawful business purposes.

            Investments in Intermediate Subsidiaries may take the form of any combination of the following: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (ii) capital contributions; (iii) open account advances with or without interest; (iv) loans; and (v) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (i) financings authorized in this proceeding; (ii) any appropriate future debt or equity securities issuance authorization obtained by Great Plains Energy from the Commis sion; and (iii) other available cash resources, including proceeds of securities sales by a Nonutility Subsidiary pursuant to Rule 52. To the extent that Great Plains Energy provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Company, the amount of such funds or guarantees will be included in Great Plains Energy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.(43)

            Great Plains Energy may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, Great Plains Energy may wish to either contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary or sell (or cause a Nonutility Subsidiary to sell) the equity securities of one Nonutility Subsid iary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder,(44) Great Plains Energy hereby requests authoriza tion under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries Great Plains Energy's ownership interests in existing and future Nonutility Subsidiaries.(45) Such transactions may take the form of a Nonutility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary or the acquisition by Interme diate Subsidiaries, directly or indirectly, of the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. Great Plains Energy will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.

------------

(43) The Commission has previously authorized registered holding companies to organize intermediate subsidiary companies to acquire and hold various non- utility subsidiaries, and for such intermediate companies to provide adminis trative and development services to such subsidiaries at market prices. See Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999); Energy East Corp., Holding Co. Act Release No. 27228 (Sept. 12,
       2000).

(44)   Sections 12(c), 32(g), 33(c)(1) and 34(d), and Rules 43(b), 45(b),
       46(a) and 58, as applicable, may exempt many of the transactions described in this paragraph.

(45) The Commission has granted similar authority to another holding company. See Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999).




     4.     Payment of Dividends out of Capital and Unearned Surplus

            Great Plains Energy also proposes, on behalf of each of its current and future non-exempt Nonutility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law; provided, however, that, without further approval of the Commission, no non-exempt Nonutility Subsid iary will declare or pay any dividend out of capital or unearned surplus if such Nonutility Subsidiary derives any material part of its revenues from the sale of goods, services, electricity or natural gas to KCPL. Great Plains Energy requests that the Commission reserve jurisdiction over dividends paid by any such non-exempt Nonutility Subsidiary.(46)

            Great Plains Energy anticipates that there will be situations in which one or more Nonutility Subsidiaries will have unrestricted cash available for distribu tion in excess of any such company's current and retained earnings. In such situa tions, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate Subsid iary of Great Plains Energy were to purchase all of the stock of a Rule 58 Company, and following such acquisition the Rule 58 Company incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the Rule 58 Company (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Great Plains Energy or its other parent.

------------

(46) The Commission has granted similar approvals, subject to such reservation of jurisdiction, to other registered holding companies. See The Southern Com pany, Holding Co. Act Release No. 26738 (July 2, 1997).



            Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of a Rule 58 Company, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds. Further, there may be periods during which unrestricted cash available for distribution by a Nonutility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income. Finally, even under circumstances in which a Nonutility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

            Great Plains Energy, on behalf of each current and future non-exempt Nonutility Subsidiary, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most State corporation statutes contain either or both an equity insolvency test or some type of balance sheet test. Great Plains Energy also states that its subsidiaries will comply with the terms of any credit agreements and inden tures that restrict the amount and timing of distributions to shareholders.

G.      Intrasystem Service Arrangements

            KCPL has been providing accounts payable, information technology, investor relations, legal, office space, and other general as-requested administrative and support services to its subsidiaries for some years, subject to regulation by the MPSC and KCC.(47) In conformance with relevant state requirements,(48) KCPL has billed its subsidiaries directly for all identifiable costs related to the particular transactions involved. Other elements of costs, such as taxes, interest, other over head and compensation for the use of capital procured by the issuance of capital stock, is allocated according to ratios designed to recover an equitable share of these costs. The services provided by KCPL to its affiliates are used for the benefit of these companies and are not indirectly returned to KCPL.

            KCPL is in the process of evaluating the most economical and effective manner of providing support services to affiliate companies following the Reorganization. Currently, KCPL intends to file with the Commission not later than April 30, 2002, an application/declaration seeking authority to create a service company and to implement the final support service structure for the Great Plains Energy system. Until such time as that application/declaration is made effective by the Commission, Applicants request authorization pursuant to Section 13(b) of the Act and rules thereunder for KCPL and the Nonutility Subsidiaries, after consumma tion of the Reorganization, to provide on an interim basis support services, as well as sell goods, to each other and to Great Plains Energy consistent with current practice (as well as services and goods of a substantially similar nature) and pricing arrange ments, described above.(49) Reference is made to the form of service agreement between KCPL and the Nonutility Subsidiaries attached at Exhibit B-2.

------------

(47) Most of these services have been provided by KCPL pursuant to informal arrangements. KLT renders services to certain of its subsidiaries at cost in accordance with Rule 87(b)(1).

(48) Missouri utility regulations prohibit the provision of a financial advantage by a public utility to an affiliate. 4 C.S.R.ss.240-20.015. Kansas law places no explicit restrictions on affiliate contracts, rather requires that such contracts be filed with the KCC, which has the right to investigate and disapprove the contracts. Kansas Stat. Ann.ss.66-1402.

(49)   The Commission has provided an exemption from the requirements of
       Section 13(b) as necessary to permit to a newly-formed registered holding company to continue its existing service arrangements for an interim period of up to 14 months during the formation and development of a mutual service company. See Exelon, Holding Co. Act Release No. 27256 (Oct. 19, 2000). In this matter, the 14 month period would extend from the date of the Com mission's order permitting this Application to become effective, unless otherwise amended.



H.       Certificates of Notification

            Great Plains Energy proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Applica tion/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

       (i) The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale;

       (ii) The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise;

       (iii) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer;

       (iv) The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy;

       (v) The amount and terms of any Short-term Debt issued by Great Plains Energy or KCPL during the quarter;

       (vi) The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee;

       (vii) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52;

       (viii) The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to such instruments;

       (ix) The name, parent company, and amount invested in any new Interme diate Subsidiary or Financing Subsidiary during the quarter;

       (x) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing; and

       (xi) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, includ ing Great Plains Energy, that has engaged in any jurisdictional financ ing transactions during the quarter.


Item 2.  Fees, Commission and Expenses
--------------------------------------

            The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are in the process of being esti mated. The above fees do not include underwriting fees and other expenses incurred in consummating financings covered hereby. The Applicants estimate that such fees and expenses will not exceed 5 percent of the proceeds of any such financings.


Item 3.  Applicable Statutory Provisions
----------------------------------------

A.     General

            Sections 6(a) and 7 of the Act are applicable to the issuance of Common Stock and Preferred Stock and to the direct or indirect issuance of Deben tures or other forms of preferred or equity-linked securities by Great Plains Energy, and to the issuance of Short-term Debt by Great Plains Energy and KCPL. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of Great Plains Energy Guarantees and to Nonutility Subsidiary Guarantees, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are applicable to the acquisition by Great Plains Energy's or any Nonutility Subsidiary's of the equity securities of any Financing Subsidiary or Intermediate Subsidiary and to Great Plains Energy's investment in existing or new subsidiaries to engage in financing of energy-related equipment, products or services. Section 9(a)(1) and 10 of the Act also are applicable to the KCPL's acquisition by lease of transmission lines and to KCPL's participation in the railcar leasing activities described in Item 1.A.1. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any Nonutility Subsidiary. Section 13(b) of the Act and Rules 80 through 92 are applicable to the performance of services and sale of goods among KCPL and Nonutility Subsidiaries, but may be exempt from the requirements thereof in some cases pursuant to Rules 87(b)(1), 90(d) and 92, as applicable.


B.     Compliance with Rules 53 and 54

            The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
(b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsid iaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

            Rule 53(a)(1): Following the Reorganization, Great Plains Energy will not hold any interest in any EWG or FUCO.

            Rule 53(a)(2): Great Plains Energy will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Great Plains Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

            Rule 53(a)(3): No more than 2 percent of KCPL employees will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

            Rule 53(a)(4): Great Plains Energy will submit a copy of the Applica tion/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Great Plains Energy's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of KCPL.

            In addition, Great Plains Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occur rence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


Item 4.   Regulatory Approvals
------------------------------

            Approval of the MPSC is required prior to the encumbrance of KCPL's assets or the issuance by KCPL of long-term (one year or longer) evidences of indebtedness. Approval of the KCC is required before KCPL may enter into management, construction, engineering, or similar contracts with its affiliates. To the extent transactions between Great Plains Energy and KCPL affect utility charges, approval of the KCC also may be required for such transactions. Except as stated above, no state commission, and no federal commission other than this Commission, has jurisdiction over any of the transactions proposed herein.(50)


Item 5.  Procedure
------------------

            The Commission published on May 11, 2001, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, requiring comments to be filed by June 5, 2001. No comments to the Application/Declaration have been filed. Applicants respectfully request the Commission enter an order granting and permitting this Application/Declaration to become effective at the earliest date possible.

            Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the financing requests made herein. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicants further request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


------------

(50) The Reorganization itself is not subject to the jurisdiction of the Commission. The FERC, the MPSC, the KCC, and the Nuclear Regulatory Commission (the "NRC") each have approved the Reorganization, the orders of which are attached at Exhibits D-1, D-2, and D-3 respectively.




Item 6. Exhibits and Financial Statements
-----------------------------------------

A.       Exhibits

A-1 Restated Articles of Consolidation of KCPL dated as of May 5, 1992 (previ ously filed as Exhibit 4 to Registration Statement in File No. 33-54196 and incorporated herein by reference)

A-2 By-laws of KCPL, as amended and in effect on November 7, 2000 (previ ously filed as Exhibit 3-b to Exhibit G-1 hereto and incorporated herein by reference)

A-3      Articles of Incorporation of Great Plains Energy*

A-4      By-laws of Great Plains Energy*

B-1      Form of Agreement and Plan of Merger*

B-2      Form of Service Agreement between KCPL and Nonutility
         Subsidiaries*

C-1 Registration Statement on Form S-3 (previously filed on December 18, 1996 in File No. 333-18139 and incorporated herein by reference)

C-2 Registration Statement on Form S-3 (previously filed on November 21, 2000 in File No. 333-50396 and incorporated herein by reference)

D-1      Order of the FERC

D-2      Order of the MPSC

D-3      Order of the KCC

D-4      Order of the NRC

E-1      Map of KCPL service area*

E-2      Post-Reorganization Organizational Chart*

F-1      Preliminary Opinion of Counsel*

F-2      Past-Tense Opinion of Counsel**

G-1 KCPL's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (previously filed on February 28, 2001 in File No. 001-00707 and incorporated by reference)

G-2 KCPL's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (previously filed on May 10, 2001 in File No. 001-00707 and incorpo rated by reference)

H-1 Dividend Reinvestment and Direct Stock Purchase Plan (previously filed in Registration Statement on Form S-3 in File No. 33-51799 and incorporated herein by reference)

H-2 Employee Savings Plus Plan (previously filed in Registration Statement on Form S-8 in File No. 33-17403 and incorporated herein by reference)

H-3 Long-Term Incentive Plan (previously filed in Registration Statement on Form S-8 in File No. 33-45618 and incorporated herein by reference)

I-1      Form of Notice*

*   Previously filed
** To be filed by amendment


B.       Financial Statements

FS-1     KCPL Consolidated Balance Sheet as of December 31, 2000
         (previously filed in KCPL's Annual Report on Form 10-K for the year ended December 31, 2000 (Exhibit G-1 hereto) and incorporated by reference)

FS-1A KCPL Consolidated Balance Sheet as of March 31, 2001 (previously filed in KCPL's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (Exhibit G-2 hereto) and incorporated by reference)

FS-2 KCPL Consolidated Statement of Income for the 12 months ended December 31, 2000 (previously filed with the Commission in KCPL's Annual Report on Form 10-K for the year ended December 31, 2000 (Exhibit G-1 hereto) and incorporated by reference)

FS-2A KCPL Consolidated Statement of Income for the 3 months ended March 31, 2001 (previously filed in KCPL's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (Exhibit G-2 hereto) and incorporated by reference)


Item 7.  Information as to Environmental Effects
------------------------------------------------

            The transactions proposed herein will not involve major federal action significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. ss. 4321 et seq. Second, consummation of these transactions will not result in changes in the operations of Great Plains Energy or its subsidiaries that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.



                [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]






                                 SIGNATURES

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this pre-effective Amend ment No. 4 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut Street
Kansas City, Missouri  64106


  /s/ Bernard J. Beaudoin                            Date:    September 6, 2001
-------------------------------
Name:    Bernard J. Beaudoin
Title:   Chairman of the Board, President
         and Chief Executive Officer


KANSAS CITY POWER AND LIGHT COMPANY
1201 Walnut Street
Kansas City, Missouri  64106

  /s/ Bernard J. Beaudoin                            Date:    September 6, 2001
-------------------------------
Name:    Bernard J. Beaudoin
Title:   Chairman of the Board, President
         and Chief Executive Officer


KLT INC.
10740 Nall Street, Suite 230
Overland Park, Kansas  66211

  /s/ Gregory J. Orman                               Date:    September 6, 2001
------------------------------
Name:    Gregory J. Orman
Title:   President and CEO


GREAT PLAINS POWER, INCORPORATED
1201 Walnut Street
Kansas City, Missouri 64106

  /s/ John. J. DeStefano                             Date:    September 6, 2001
------------------------------
Name:    John J. DeStefano
Title:   Vice President


KCPL RECEIVABLE CORPORATION
1201 Walnut Street
Kansas City, Missouri 64106

  /s/ Andrea F. Bielsker                             Date:    September 6, 2001
------------------------------
Name:    Andrea F. Bielsker
Title:   President



                                                                  EXHIBIT D-1


                              94 FERCP. 62,244
                          UNITED STATES OF AMERICA
                    FEDERAL ENERGY REGULATORY COMMISSION

Kansas City Power & Light Company                   Docket No. EC01-74-000

                       ORDER AUTHORIZING DISPOSITION
                      OF JURISDICTIONAL FACILITIES AND
                          CORPORATE REORGANIZATION

                          (Issued March 23, 2001)

         On February 23, 2001, Kansas City Power & Light Company (KCPL) filed an application pursuant to section 203 of the Federal Power Act (FPA) 1 for Commission authorization to implement a corporate reorganization resulting in the formation of a registered holding company to be known as HoldCo. As a result of the proposed restructuring, KCPL will become a wholly-owned subsidiary of HoldCo.

Current Corporate Structure

         KCPL is a vertically integrated electric utility engaged in the generation, transmission, distribution, and sale of electric energy in Kansas and Missouri and provides retail services in and around the Kansas City metropolitan area. KCPL consists of four wholly-owned direct subsidiaries: KLT Inc. (KLT), KCPL Receivables Company (KCPL Receivables), Great Plains Power Inc. (Great Plains) and Home Services Solutions Inc.
(HSSI).

Proposed Corporate Reorganization

         Under the proposed corporate reorganization (Transaction), KCPL will create a new subsidiary, HoldCo, which in turn, will form a new subsidiary, NewCo. KCPL will then merge with and into NewCo, with KCPL as the surviving corporation. KCPL will dividend up to HoldCo, KLT and Great Plains. KCPL, KLT, and Great Plains will then become direct subsidiaries of HoldCo. KCPL Receivables will remain a direct subsidiary of KCPL and HSSI will be divested prior to closing of the Transaction.

--------
1   16 U.S.C.ss. 824(b) (1994).



Docket No. EC01-74-000               - 2 -

         The common and preferred shareholders of KCPL who held their shares immediately prior to the effective date of the Transaction will receive equivalent common and preferred shares of HoldCo, respectively. HoldCo will acquire the common stock of KCPL.

Discussion

         In Central Vermont Public Service Corporation (Central Vermont), 2 the Commission concluded that the transfer of ownership and control of jurisdictional facilities, through a transfer of common stock from existing shareholders to a newly created holding company, constitutes a disposition of jurisdictional facilities requiring prior Commission approval under section 203. Consistent with the Commission's holding in Central Vermont, because KCPL's Transaction involves the transfer of ownership of common stock from existing shareholders to HoldCo, the Transaction is subject to the requirements of section 203.

         KCPL states that the Transaction is consistent with the public interest and will not have an adverse effect on competition, rates or regulation. With respect to competition, KCPL states that since the Transaction is an internal corporate restructuring there will not be any horizontal or vertical competitive impacts. With respect to rates, KCPL states that the Transaction will have no effect on either KCPL's operating costs or rate levels and commits not to include the costs of the Transaction in its retail or wholesale rates, or transmission rates. With respect to regulation, KCPL agrees to waive any preemption rights it might otherwise assert under Ohio Power 3 and therefore concludes that the Transaction will not impair the effectiveness of either state or federal regulation.

         Notice of the application was published in the Federal Register with comments due on or before March 16, 2001. Kansas Corporation Commission (KCC) and Missouri Public Service Commission (MPSC) filed timely notices of intervention, raising no issues. Pursuant to Rule 214 of the Commission's Rules of Practice and Procedures, 4 KCC and MPSC's notices of intervention serve to make them parties to this proceeding.

         After consideration, it is concluded that the Transaction is consistent with the public interest and is authorized, subject to the following conditions:
--------
2    39 FERCP. 61,295 (1987)
3    Ohio Power v. FERC, 954 F.2d 779, 784-85 (D.C. Cir. 1992) (Ohio Power).
4    18 C.F.R.ss. 385.214(a)(2)(2000).



Docket No. EC01-74-000                   - 3 -

         (1) The proposed Transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

         (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission;

         (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

         (4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

         (5) In the event that HoldCo should seek to merge with another public utility holding company, the public utilities of those companies are required to make appropriate filings under section 203 of the FPA;

         (6) KCPL or its affiliates shall make appropriate filings under section 205 of the FPA, as necessary, to implement the Transaction; and

         (7) KCPL shall promptly notify the Commission of the date the disposition of the jurisdictional facilities is consummated.

         Authority to act on this matter is delegated to the Director, Division of Corporate Applications, pursuant to 18 C.F.R. ss. 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713.




                                    Michael C. McLaughlin, Director
                                    Division of Corporate Applications





                                                                 EXHIBIT D-2

                                                          STATE OF MISSOURI
                                                     PUBLIC SERVICE COMMISSION


                                              At a session of the Public
                                                   Service Commission held
                                                   at its office in
                                                   Jefferson City on the
                                                   31st day of July, 2001.


In the Matter of the Application of Kansas City Power & )
Light Company for an Order Authorizing its Plan to      ) Case No. EM-2001-464
Reorganize Itself into a Holding Company Structure.     )



                 ORDER APPROVING STIPULATION AND AGREEMENT
                              AND CLOSING CASE
                 -----------------------------------------


         The Missouri Public Service Commission is authorized to approve the corporate restructuring of public utilities where there is no detriment to the public interest. Kansas City Power & Light Company (KCPL) seeks permission to restructure itself and no party has objected. This order grants KCPL's application.

Procedural History:
------------------
         On February 26, 2001, KCPL filed its application for approval of its plan to reorganize itself as a holding company. KCPL, which is an electric corporation and a regulated public utility, owns certain subsidiaries which are not regulated entities. KCPL proposes to reorganize so that a holding company will own KCPL and also each of its present subsidiaries.

         On February 28, 2001, the Commission issued its Order Directing Notice, setting March 20 as the deadline for any interested person to file an application for leave to intervene. The Missouri Joint Municipal Electric Utility Commission and the City of Kansas City, Missouri, filed their applications to intervene on March 20. UtiliCorp United, Inc., filed its application on March 21. The City of Independence, Missouri, filed its application on March 23. Jackson County, Missouri, filed its application on March 26. The Empire District Electric Company filed its application on March 28. KCPL filed its response on March 29, and the Missouri Energy Group filed its application on March 30.

         KCPL, in its response filed on March 29, expressed no objection to the applications filed by the Missouri Joint Municipal Electric Utility Commission, Independence, Kansas City, Jackson County, Empire, and UtiliCorp. KCPL never responded to Missouri Energy Group's application. All of the applications to intervene met the requirements of Commission Rule 4 CSR 240-2.075 and were granted on April 23. Also on that date, the Commission set a prehearing conference for May 1 and directed the parties to submit a proposed procedural schedule by May 8.

         The prehearing conference was held as scheduled. At the prehearing conference, the parties advised the presiding officer that they had that day filed a Stipulation and Agreement resolving all of the issues in the case. The Stipulation and Agreement was, however, not unanimous. It was executed only by KCPL, Staff and the Office of the Public Counsel. The parties requested that the requirement that a proposed procedural schedule be filed by May 8 be suspended pending resolution of the Stipulation and Agreement. The Staff of the Commission also promised to file suggestions in support of the Stipulation and Agreement. Also on May 1, the Commission issued its order directing Staff to file either suggestions in support of the Stipulation and Agreement or a proposed procedural schedule by May 11.

         On May 7, Intervenors the City of Kansas City and Jackson County advised the Commission that they neither supported nor opposed the Stipulation and Agreement and did not request a hearing. Also on May 7, Intervenor UtiliCorp advised the Commission that it neither supported nor opposed the Stipulation and Agreement and waived its right to a hearing. UtiliCorp stated that this waiver was conditioned upon certain considerations, including: that the Stipulation and Agreement is a compromise settlement between the signatories thereof; that it does not bind any non-signatory; that UtiliCorp does not concur nor acquiesce in the Stipulation and Agreement; that no general regulatory policy or precedent is thereby established by the Commission for application to any other regulated entity; and that UtiliCorp reserves the right to take a different or adverse position in any other case. Intervenor Empire District filed an identical waiver on May 7. The remaining parties filed nothing.

         On May 11, Staff filed its response to the Commission's Order Directing Filing of May 1. This response took the form of suggestions in support of the Stipulation and Agreement.

         On June 21, 2001, the Commission discussed this case at its regularly-scheduled Agenda meeting and determined to convene an on-the-record presentation to permit clarification of certain concerns. The Commission issued its Order and Notice on June 25, set the on-the-record presentation for July 5, and advised the parties that

         [a]mong the topics that will be addressed are (1) the purpose and effect of the conditional waivers of the right to a hearing filed by two intervenors, and (2) whether it is in the public interest to permit Kansas City Power & Light Company (KCPL) to meet a portion of its future generation requirements via a purchase power agreement with Great Plains Power (GPP), an unregulated, competitive affiliate.[1]

_____________________
[1] GPP is presently a subsidiary and not an affiliate, but will become an affiliate if the restructuring proposed by KCPL is approved.

         The Commission convened the on-the-record presentation as scheduled on July 5, 2001. All of the parties appeared except for the Missouri Joint Municipal Electric Utility Commission, which was excused. The Commissioners directed extensive questioning to KCPL.

         On July 6, 2001, Great Plains Power, Inc. (GPP), entered its appearance in this case. On July 9, 2001, KCPL filed its First Amended Stipulation and Agreement. The First Amended Stipulation and Agreement differs from the original Stipulation and Agreement in only two respects: it adds GPP as a signatory and Section 9, relating to Combustion Turbines, has been largely rewritten. Like the original Stipulation and Agreement, the First Amended Stipulation and Agreement is not unanimous. It was executed only by KCPL, GPE, GPP, Staff, and the Office of the Public Counsel.

         Also on July 9, Staff filed its Suggestions in Support of the First Amended Stipulation and Agreement. On July 10, 2001, KCPL filed its Motion for Expedited Treatment of the Approval of the First Amended Stipulation and Agreement. Therein, counsel for KCPL advises the Commission that he has been authorized by all parties except UtiliCorp and Empire District Electric Company to state on their behalf "that they will not request any hearings in this matter." KCPL prays that the Commission will act on its application no later than July 12, 2001, so that the proposed transaction may close on August 8, 2001, and public trading in the stocks of GPE may commence on August 9, 2001. Finally, on July 10, Intervenors Empire District Electric Company and UtiliCorp United, Inc., filed their pleadings stating that they have no objection to either the Motion for Expedited Treatment of the Approval of the First Amended Stipulation and Agreement or the First Amended Stipulation and Agreement. Both intervenors advised the Commission that they did not seek a hearing in this matter.[2]

__________________
[2] At the hearing on July 5, counsel for Intervenors Empire and UtiliCorp repeatedly assured the Commission on behalf of his clients that they had no objection to the Stipulation and Agreement.

         On July 12, 2001, the Commission again considered this matter at its regularly scheduled Agenda session. The Commission again determined to set an on-the-record presentation, which it did by Order and Notice issued on July 17. KCPL also moved for a second on-the-record presentation on July 13.

         The second on-the-record presentation took place as scheduled on July 27, 2001.

Findings of Fact:
----------------
         KCPL is a vertically integrated public utility which generates, transmits and sells electrical energy at retail in the state of Missouri to some 230,000 residential customers and some 30,100 commercial customers. KCPL is regulated by this Commission, as well as by agencies of the state of Kansas and of the United States.

         KCPL seeks approval from the Commission to restructure itself as a holding company with a single tier of operating companies. At the conclusion of the proposed reorganization, KCPL will be one of those operating companies. KCPL will still be a vertically integrated public utility. The reorganization will have no effect on the tax revenues of any Missouri political subdivision.

         KCPL owns two subsidiaries, KLT, Inc. (KLT), and GPP. KLT invests in competitive, high-growth businesses, including telecommunications, gas production and development and energy services. GPP is a competitive, wholesale generator. KLT and GPP are not regulated by this Commission. GPP is, however, subject to regulation by the Federal Energy Regulatory Commission (FERC).

         Specifically, KCPL proposes to form a new subsidiary, Great Plains Energy (GPE), which will in turn form a subsidiary, NewCo. KCPL will then merge into NewCo, with KCPL surviving. Each share of KCPL's preferred and common stock will convert into a share of GPE's preferred or common stock. KCPL will then pass ownership of its two other subsidiaries to GPE by dividend. The result will be a publicly traded holding company, GPE, with three wholly owned subsidiaries: KCPL, KTL and GPP. KCPL will not transfer any of its generating assets in the course of the proposed reorganization and its services to its Missouri customers will be unaffected. In addition to approval by this Commission, KCPL seeks approval from the Kansas Corporations Commission, FERC, the Nuclear Regulatory Commission (NRC), and the Federal Communications Commission (FCC). Additionally, KCPL will file a registration with the Securities and Exchange Commission (SEC).

         Upon completion of the proposed restructuring and registration with the SEC, GPE will become subject to the Public Utility Holding Company Act (PUHCA). The First Amended Stipulation and Agreement contains contractual provisions that reflect many of the protections contained in PUHCA. Thus, should PUHCA be repealed, these protections will still be imposed on GPE, GPP and KCPL by the First Amended Stipulation and Agreement. PUHCA favors the use of service companies by affiliated corporations and KCPL anticipates that a service company subsidiary will eventually be formed by GPE. The allocation of costs between KCPL and its affiliates will be governed by a Cost Allocation Manual (CAM).

         Both of the Stipulations and Agreements filed in this case contain the same conditions imposed in Cases Nos. EM-97-515 and EM-96-149, which involved Missouri utilities which became subsidiaries of registered holding companies. These conditions are intended to protect the Missouri customers of such utilities. The conditions relate to such matters as access to books and records, affiliate transactions, and the creation of a service company. The Stipulations and Agreements also contain provisions relating to surveillance reports, the CAM, transaction costs, and combustion turbines, among others.

         In January of 2001, KCPL entered into a binding memorandum of understanding with General Electric Company under which KCPL may lease or purchase up to five combustion turbine generation units. Each of these units has a generating capacity of 77 MW. These turbines will not be completed until 2003. If the proposed reorganization is approved, KCPL anticipates seeking Commission approval to transfer its rights under the memorandum of understanding to GPP. KCPL anticipates that it will need an additional 231 MW of generation capacity in the next three years, that is, the generating capacity of three of the five combustion turbines. KCPL currently purchases less than five percent of its energy needs on the open market.

         If the proposed reorganization is approved, KCPL may enter into a cost-based purchase supply agreement with GPP to acquire this additional capacity. Such a cost-based purchase supply agreement would provide power at a cost to ratepayers identical to costs under traditional cost-of-service based rates. The cost of power generated by a combustion turbine owned by GPP would be essentially identical to the cost of power generated by a combustion turbine owned directly by KCPL. KCPL, GPE and GPP further stipulated, at the on-the-record presentation on July 5, 2001, that they will not form a marketing subsidiary. KCPL also stated that its principal purpose in seeking to reorganize is to position itself for an anticipated deregulated environment in the future.

         At the second on-the-record presentation, GPP stated that it is also exploring the possibility of building a 500 MW to 900 MW coal-fired, base-load generating plant near Weston Bend on the Missouri River. If built, this plant would generate power for sale on the open market. KCPL does not presently anticipate any need to use the output of this plant to meet the needs of its customers. This project is presently in a very early stage and the proposed plant may never be built at all.

         Staff supports the First Amended Stipulation and Agreement and recommends that the Commission approve it. Staff states, in particular, that it contains additional and more specific protections relating to financial matters than the Stipulations and Agreements approved in Cases Nos. EM-97-515 and EM-96-149. Staff states its position that the proposed restructuring is not detrimental to the public interest. The Office of the Public Counsel is a signatory of the Stipulation and Agreement and also supports it. At both hearings, the Office of the Public Counsel stated that the Stipulation and Agreement contains adequate safeguards for ratepayers.

Conclusions of Law:
------------------
         Based on the facts found herein, the Commission makes the following conclusions of law.

                                Jurisdiction

         KCPL is an "electrical corporation" and a "public utility" within the intendments of Section 386.020, (15) and (42), RSMo 2000, and is thus subject to the jurisdiction of this Commission pursuant to Chapters 386 and 393, RSMo 2000.

         No party has requested a hearing in this case. The requirement for a hearing is met when the opportunity for hearing has been provided and no proper party has requested the opportunity to present evidence.[3] Since no one has requested a hearing, the Commission may determine this case based on the pleadings.

                The Non-unanimous Stipulation and Agreement

         Pursuant to Commission rule, a non-unanimous stipulation and agreement may be deemed unanimous if no party requests a hearing within seven days of its filing.[4] A failure to timely request a hearing constitutes full waiver of the right to a hearing.[5] With respect to the First Amended Stipulation and Agreement at issue here, all of the parties have either signed it or affirmatively acted to notify the Commission that they would not request a hearing. Therefore, the Commission will deem the First Amended Stipulation and Agreement filed in this matter to be unanimous.

____________________
[3] State ex rel. Rex Deffenderfer Enterprises, Inc. v. Public Service Commission, 776 S.W.2d 494, 496 (Mo. App. W.D. 1989).
[4]    Commission Rule 4 CSR 240-2.115.1 and 3.
[5]    Commission Rule 4 CSR 240-2.115.3.


                   Mergers, Transfers and Stock Ownership

         KCPL seeks authority to reorganize as described above under
Section 393.190, RSMo 2000. That statute provides that a Missouri electric corporation may not transfer or encumber any part of its system without Commission approval.[6] Likewise, it may not merge with another corporation without permission from the Commission.[7] A regulated utility cannot lawfully acquire another regulated utility without Commission approval.[8] Commission approval is also necessary for any corporation other than a utility to own more than ten percent of the total capital stock of a public utility.[9]

         The Missouri Supreme Court, in State ex rel. City of St. Louis v. Public Service Commission, stated that, in considering such cases, the Commission must be mindful that the right to transfer or encumber property is an important incident of the ownership thereof and that a property owner should be allowed to do such things unless it would be detrimental to the public.[10] The same standard is applied to proposed mergers and reorganizations. The Missouri Court of Appeals has stated that "[t]he obvious purpose of [Section 393.190] is to ensure the continuation of adequate service to the public served by the utility."[11] This is the standard by which public detriment is to be measured in such cases. The Commission notes that it is unwilling to deny private, investor-owned companies an important incident of the ownership of property unless there is compelling evidence on the record showing that a public detriment is likely to occur.[12]

         The Commission reads State ex rel. City of St. Louis v. Public Service Commission to require a direct and present public detriment.[13] For example, where the sale of all or part of a utility's system was at issue, the Commission considered such factors as the applicant's experience in the utility industry; the applicant's history of service difficulties; the applicant's general financial health and ability to absorb the proposed transaction; and the applicant's ability to operate the asset safely and efficiently.[14] In the present case, there is no evidence of a direct and present public detriment in the record and the parties believe that none is posed by the proposed reorganization. If the reorganization is approved, KCPL will still be a vertically-integrated public utility subject to regulation by this Commission; it will still serve the same customers with the same system pursuant to its existing tariffs.

_______________________
[6]   Section 393.190.1, RSMo 2000.
[7]   Id.
[8]   Section 393.190.2, RSMo 2000.
[9]   Id.
[10]  State ex rel. City of St. Louis v. Public Service Commission, 335
      Mo. 446, 459, 73 5.W.2d 383, 400 (Mo. banc 1934).
[11] State ex rel. Fee Fee Trunk Sewer, Inc. v. Litz, 596 S.W.2d 466, 468 (Mo. App., E.D. 1980).
[12] In the Matter of the Joint Application of Missouri Gas Company et al., 3 Mo. P.S.C.3d 218, 221 (1994).


         Based on its consideration of the record before it, the Commission concludes that the proposed reorganization is not detrimental to the public interest and should be approved. Specifically, this includes approval for KCPL to merge with NewCo, approval for GPE to own more than ten percent of KCPL, and approval, to the extent that approval is needed, for KCPL to transfer ownership of KTL and GPP to GPE.

                        Issuance of Stocks and Bonds

         KCPL also seeks authority under Section 393.200, RSMo 2000. That section provides that a public utility may not issue stocks, bonds, or other evidence of indebtedness without prior Commission approval.[15] Commission approval is conditioned on a finding that the money thereby acquired is reasonably required for the purposes set out in the Commission's order.[16] Permissible purposes include property acquisition, construction and maintenance, improvements, and the retirement of obligations.[17]

______________________
[13]   Supra, 335 Mo. at 459, 73 S.W.2d at 400.
[14]   See In the Matter of the Joint Application of Missouri Gas Energy
       et al., Case No. GM-84-252 (Report and Order, issued October 12, 1994) 3 Mo. P.S.C.3d 216, 220.
[15]   Section 393.200.1, RSMo 2000.
[16]   Id.
[17]   Id.
[18]   Section 393.210, RSMo 2000.
[19]   Section 393.260.1, RSMo 2000.
[20]   Section 393.260.2 and 3.  RSMo 2000.

         Based on its consideration of the record before it, the Commission concludes that the stock transactions proposed by KCPL are reasonably necessary for the purpose of the proposed reorganization and should be approved.

                                 Dividends

         KCPL also seeks authority under Section 392.210, RSMo 2000. That statute provides in pertinent part that an electrical corporation may not declare a dividend without Commission authority.[18] Based on the record before it, the Commission determines that KCPL's proposal to transfer KTL and GPP to GPE via a dividend is reasonable and that the same will not have a detrimental effect on the public. Therefore, the Commission should approve the proposed dividend.

                               Reorganization

         KCPL also seeks authority under Section 393.250, RSMo 2000. That statute provides that the reorganization of an electrical corporation is subject to Commission "supervision and control" and may not be had without authorization from the Commission.[19] It also empowers the Commission to set the capitalization amount of the reorganized entity.[20]

         Based on its consideration of the record before it, the Commission concludes that the proposed reorganization is reasonable and is not a detriment to the public interest. Therefore, it should be approved.

         IT IS THEREFORE ORDERED:

         1. That the Motion for Expedited Treatment of the Approval of the First Amended Stipulation and Agreement, filed by Kansas City Power & Light Company on July 10, 2001, is granted.

         2. That the application filed by Kansas City Power & Light Company on February 26, 2001, is approved.

         3. That the First Amended Stipulation and Agreement, filed on July 9, 2001, is deemed to be unanimous. Further, the Commission finds the First Amended Stipulation and Agreement to be reasonable and approves the same. Kansas City Power & Light Company, Great Plains Energy, Inc., and Great Plains Power, Inc., are directed to comply with its provisions.

         4. That Kansas City Power & Light Company is authorized to reorganize as described in its application referred to in Ordered Paragraph 2, above, subject to the conditions contained in the First Amended Stipulation and Agreement referred to in Ordered Paragraph 3, above. Kansas City Power & Light Company is authorized to take all necessary and lawful actions to effect and consummate the reorganization herein approved.

         5. That nothing in this order shall be considered a finding by the Commission of the value for ratemaking purposes of the properties, transactions and expenditures herein involved. The Commission reserves the right to consider any ratemaking treatment to be afforded the properties, transactions and expenditures herein involved in a later proceeding.

         6. That this order shall be effective on August 10, 2001.

         7. That this case may be closed on August 11, 2001.


                             BY THE COMMISSION
                           /s/ Dale Hardy Roberts
                           Dale Hardy Roberts
                           Secretary/Chief Regulatory Law Judge

( S E A L )

Simmons, Ch., Murray, and Lumpe,
CC., concur.
Gaw, C., dissents, with dissenting
opinion to follow.

Thompson, Deputy Chief Regulatory Law Judge






STATE OF MISSOURI
OFFICE OF THE PUBLIC SERVICE COMMISSION

        I have compared the preceding copy with the original on file in this office and I do hereby certify the same to be a true copy therefrom and the whole thereof.

         WITNESS my hand and seal of the Public Service Commission, at Jefferson City, Missouri, this 31st day of July 2001.

                                          /s/ Dale Hardy Roberts
                                          Dale Hardy Roberts
                                          Secretary/Chief Regulatory Law Judge





                                                                EXHIBIT D-3

                      THE STATE CORPORATION COMMISSION
                           OF THE STATE OF KANSAS

Before Commissioners:                       John Wine, Chair
                                            Cynthia L. Claus
                                            Brian J. Moline

In the Matter of the Application of Kansas )
City Power & Light Company for an          )        Docket No. 01-KCP-708-MIS
Order Authorizing Its Plan to Reorganize   )
Itself Into a Holding Company Structure.   )


            ORDER APPROVING UNANIMOUS STIPULATION AND AGREEMENT
                       AND AUTHORIZING REORGANIZATION

   The above-captioned matter comes before the State Corporation Commission of the State of Kansas ("Commission") upon Stipulation and Agreement ("Stipulation") filed by Commission Staff ("Staff"), Kansas City Power & Light Company ("KCPL") and the Citizens' Utility Ratepayer Board ("CURB"). For the reasons discussed below, the Commission approves KCPL's application subject to the terms of the Stipulation and additional conditions imposed herein.

                               I. BACKGROUND

   1. On February 26, 2001, KCPL filed its Application, in accordance with Kansas law and the Public Utility Holding Company Act of 1935 (15 U.S.C. ss. 79 et seq.) ("PUHCA"), seeking Commission approval of its proposal for reorganization into a registered holding company structure. KCPL asserts this change is necessary because of increased competition in capital and energy markets, which has required traditional utilities to diversify their business operations and, in particular, to invest in businesses offering higher growth opportunities for its shareholders. KCPL states that the proposed reorganization will facilitate the efforts of its affiliated competitive businesses to access more markets and will allow them to pursue business opportunities for its shareholders with greater flexibility and speed. Application, at 6. KCPL did not identify any ratepayer benefits that would result from its proposed reorganization of its corporate structure.

   2. KCPL states in its Application that the proposed reorganization will not involve the transfer of any of its assets, including generating assets, from KCPL to affiliates and that KCPL will remain a vertically integrated utility subject to the jurisdiction of the Commission. KCPL pledges that the Commission will continue to have the statutory authority to ensure that KCPL's retail electric customers receive electric service that is safe, reliable and reasonably priced. Application, p. 7.

   3. The Application, at p. 11, contains the following representations:

         KCPL is a Missouri corporation in good standing in all respects, with its principal office and place of business located at 1201 Walnut, Kansas City, Missouri 64106. KCPL is engaged in the generation, transmission, distribution, and sale of electric energy and power in areas of eastern Kansas certificated to it by the Commission. KCPL is an "electric public utility" and "public utility" as those terms are defined in K.S.A. 66-101a and K.S.A. 66-104, respectively, and, as such, is subject to the jurisdiction of the Commission as provided by law. KCPL provides electric service to approximately 183,400 residential customers and approximately 23,000 commercial and industrial customers in Kansas. . .

   4. The Application, at p. 1, contains a summary of the restructuring plan, which describes the current KCPL as a vertically integrated electric utility company. The summary provides the following general description of the expected holding company structure after the proposed changes:

         After the reorganization, a new holding company ("HoldCo") will be the sole owner of three subsidiary companies, all of which already exist - i.e. KCPL, KLT, Inc. ("KLT") and Great Plains Power ("GPP"). (Footnote 1 omitted.) KCPL will remain a vertically integrated electric utility subject to this Commission's jurisdiction and will not transfer any of its generating assets as a part of this proposed restructuring plan. KLT will continue to invest in competitive, high-growth businesses. GPP will pursue opportunities in the competitive wholesale generation market.

   KCPL further describes the restructuring process to include several intermediary steps. These steps, which include the formation of a new subsidiary, "NewCo", with which KCPL will merge with KCPL being the surviving corporation, are generally described on page three of the Application.

   5. In its Application, KCPL requests the Commission to issue its Order:

      a. Granting KCPL the authority to restructure and reorganize itself as proposed;

      b. Granting KCPL the authority to merge with NewCo with KCPL being the surviving corporation;

      c. Granting KCPL the authority to convert its stock to HoldCo stock, as described in the Application; and

      d. Granting such other relief as may be deemed necessary and appropriate to accomplish the purposes of the Application and to consummate the restructuring transaction, as described in the Application.

   II. DISCUSSION

   6. On April 30, 2001, a unanimous Stipulation was filed with the Commission. This Stipulation was signed by representatives of KCPL as well as the two other parties to this docket, Staff and CURB. No other party has sought to intervene and there have been no objections to this Stipulation.

   7. A duly-noticed hearing was held Monday, June 25, 2001. KCPL appeared by Bernie J. Beaudoin, Chairman, President and Chief Executive Officer; Chris Giles, Director of Regulatory Affairs; William G. Riggins, General Counsel; and Glenda L. Cafer, Attorney-At-Law. Staff appeared by Joseph White, Director of Utilities; Larry Holloway, Chief of Energy Operations; Adam Gatewood, Financial Analyst; and W. Thomas Stratton, Jr., Assistant General Counsel. CURB appeared by Walker Hendrix, Consumer Counsel.

   8. At the June 25 hearing, counsel for Staff and KCPL informed the Commission of agreed corrections and changes to the Stipulation, which the parties requested the Commission to adopt as part of its order approving the Stipulation, as follows:

      a. Deletion of the following words from the end of paragraph II. F.12, at page 13 of the Stipulation: ". . . and the Commission has found that no detriment to the public would result from the transaction."

      b. At paragraph II.B.5 at page 8 of the Stipulation, last sentence, change the page number from 3 to 5 and the section number from 3.1.2 to
4.1.2. In the following paragraph, paragraph 6, at the end of the last sentence, add as part of that last sentence, after "Commission": ". . ., with the exception that on page 3, section 3.1.2 of the Stipulation, the reference to 'twenty (20) days after the contract is filed' shall be amended to 'thirty (30) days after the contract is filed.'"

These changes, as set forth in KCPL Exhibit No. 1, were intended to reform the Contingent Jurisdictional Stipulation that was incorporated into the Stipulation presented to the Commission at the hearing.

   9. At the June 25 hearing, following the recitation of desired corrections or changes, KCPL witnesses Beaudoin and Giles testified in support of the Stipulation. Staff witness Holloway generally summarized the Stipulation and described Staff's reasons for supporting its approval, as more specifically described in his June 22, 2001 Memorandum to the Commissioners ("Memorandum", attached hereto as Exhibit 1), which was distributed to the Commission and parties in advance of the hearing. The witnesses also answered questions regarding the Stipulation that were posed by the Commission and CURB.

   10. Upon the suggestion of Commissioner Moline made during the course of the hearing, one additional change to the Contingent Jurisdictional Stipulation, Exhibit 5 to the Application, was agreed by the parties, as follows: Insert "Commission Staff ('Staff')" prior to "the Citizen's (sic) Utility. . ." atss.1.2, page 1 of 6. It was acknowledged that the omission in the original was an oversight. A similar omission occurs in the Stipulation at paragraph II. B. 4, first line, which could be addressed by the inclusion of "Staff" after "Commission."

   11. At the conclusion of the hearing, the matter of approval of the Stipulation was taken under advisement by the Commission. Subsequently, Staff was informed by KCPL regarding an amendment to a stipulation, similar to the Stipulation pending here, that is pending approval by the Missouri Public Service Commission. Among the amendments to that stipulation is the following additional language: "Any purchase supply agreement between KCPL and GPP and/or any GPE affiliate will be submitted by KCPL for review and approval by the Commission."

                       III. FINDINGS AND CONCLUSIONS

   12. The Commission has full power, authority and jurisdiction to supervise and control electric public utilities conducting operations within the state of Kansas, and is further empowered to do all things necessary and convenient for the exercise of such authority and jurisdiction. K.S.A. 66-101 et seq. In addition, as applied to the regulation of electric public utilities, the provisions of K.S.A. 66-101 et seq. and all grants of power, authority and jurisdiction therein made to the Commission shall be liberally construed, and all incidental powers necessary to carry the act into effect are expressly granted to and conferred upon the Commission. K.S.A. 66-101g; Grindsted Products, Inc. v. Kansas City Power & Light Co., 21 Kan.App.2d 435, 443, 901 P.2d 20 (1995).

   13. An electric public utility is required under K.S.A. 66-101b to carry out the mandate of its certificate to provide efficient and sufficient service at just and reasonable rates. The Commission has the jurisdiction and authority to investigate, on its own initiative, any act or practice of an electric public utility that affects its ability to provide efficient and sufficient service at just and reasonable rates, and to substitute such act or practice after investigation and hearing under K.S.A. 2000 Supp. 66-101d. Further, the Commission has the clear authority under K.S.A. 66-101h to "examine and inspect the condition of each electric public utility" and the "manner of its conduct and its management with reference to the public safety and convenience." Finally, the Commission has jurisdiction to investigate any transaction that constitutes a "contract or agreement with reference to or affecting" the certificate of convenience pursuant to K.S.A. 2000 Supp. 66- 136.

   14. KCPL is a certificated electric public utility subject to the jurisdiction of the Commission, which has jurisdiction to hear and make determinations regarding this Application pursuant to K.S.A. 66-101b, 66-101d and 66-136. The Commission finds that notice of the Commission's June 25, 2001 hearing regarding the proposed Stipulation was proper.

   15. The Commission further finds that KCPL presented itself, at the time of filing of its Application, as a financially sound utility, with no history of failed unregulated investments. KCPL has been forthright with the Commission by filing its Application seeking the Commission's approval of its proposed reorganization and in its conduct since the filing of the Application. KCPL has offered many assurances of its intention to remain focused on its central mission of providing efficient and sufficient service to its ratepayers at just and reasonable rates. These assurances have been provided in KCPL's Application, by its agreements incorporated in the Stipulation, and by its witnesses and counsel at the hearing, and this Order is based primarily on these assurances. Further, under KCPL's reorganization plan, the capital structure of the utility business will change; however, no currently-held assets, and in particular, no generation assets, will be transferred from the utility business to any affiliate and the financial integrity of the utility business does not appear to be compromised. Finally under KCPL's reorganization plan, the Commission has continuing jurisdiction over KCPL's retail rates, including review of KCPL's decisions to enter into purchased power agreements or build new generation and affiliate transactions covered by the Kansas Holding Company Act, K.S.A. 66-1401 et seq. Because of the Commission's continuing jurisdiction, the protections provided in the Stipulation and the conditions set forth herein are sufficient to ensure that the financial viability of the utility business will remain in place. The Commission recognizes that there is a risk of federal preemption related to the approval of KCPL's reorganization plan. The Commission believes that the risk is diminished for two reasons: (i) current prevailing law supports state jurisdiction over affiliate transactions and (ii) KCPL's commitment to not challenge the Commission's jurisdiction.

   16. As stated in Larry W. Holloway's June 22, 2001 Memorandum to the Commission, the Stipulation:

       a. Contains provisions that assure the Staff and CURB will have, on an ongoing basis, access to information;

       b. Contains several provisions relating to reporting of important financial information;

       c. Contains numerous provisions intended to ensure the ongoing financial integrity of the electric utility;

       d. Requires the filing of a Cost Allocation Manual, containing negotiated modifications and enhancements, by a set time; and

       e. Contains the current KCPL management's promise to not challenge the Commission's jurisdiction to review affiliate contracts and provides a procedural framework for that review.

   17. With the treatment of affiliate contracts required to be filed at the SEC, the Commission finds that another correction is necessary to the Contingent Jurisdictional Stipulation. The first sentence at paragraph
3.1.2 should be corrected by inserting the "or upon" after the word "during" and before the phrase "the expiration of the Review Period."

   18. The Commission finds that KCPL should be allowed to restructure and reorganize in the manner proposed in the Stipulation, subject to conditions and limitations set forth in this Order. The Commission recognizes that KCPL's restructuring proposal is responsive to federal restructuring initiatives and that it is appropriate to allow KCPL to proceed with its reorganization in that context. The Commission notes that KCPL will need to meet the public interest standard, including an affirmative showing of ratepayer benefits, for any subsequent merger or reorganization. The Commission also remains concerned about affiliate transactions, (See Docket No. 01-WERE-949-GIE), and the Commission finds that additional conditions beyond the assurances provided in the Stipulation are necessary and appropriate to ensure that KCPL's ability to provide retail electric service under its certificate of convenience will not be adversely affected by the reorganization. These additional conditions are set forth below in the order paragraphs.

   19. Accordingly, the Commission concludes that the Stipulation, which has been unanimously approved by the parties, and the Application should be approved, subject to the additional conditions set forth in this Order.

   IT IS, THEREFORE, BY THE COMMISSION ORDERED:

       (A) The Application of KCPL, to the extent that it serves as the basis for the Stipulation and this Order approving the Stipulation, is hereby approved, subject to the conditions set forth in this Order.

       (B) The Stipulation of the parties is approved, as modified as follows:

           1. Deletion of the following words from the end of paragraph II.F.12 of the Stipulation: ". . . and the Commission has found that no detriment to the public would result from the transaction."

           2. Change the page number from 3 to 5 in the Stipulation, paragraph II.B.5, last sentence, and the section number from 3.1.2 to 4.1.2. In the following paragraph, paragraph 6, at the end of the last sentence, add as part of that last sentence, after "Commission": ". . ., with the exception that on page 3, section 3.1.2 of the Stipulation, the reference to 'twenty (20) days after the contract is filed' shall be amended to 'thirty (30) days after the contract is filed.'"

           3. Insert "Commission Staff ('Staff')" prior to "the Citizen's (sic) Utility. . ." atss.1.2 of the Contingent Jurisdictional Stipulation, Exhibit 5 to the Application. Insert "Staff" after "Commission" at Stipulation, paragraph II. B. 4, first line.

           4. Insert "or upon" in the first sentence of paragraph 3.1.2 of the Contingent Jurisdictional Stipulation, Exhibit 5 to the Application, after the word "during" and before the phrase "expiration of the Review Period."

           5. To the extent that the Stipulation or Contingent Jurisdictional Stipulation provides for information, documents or other data to be furnished to the Commission or Staff, such information, documents or data shall be filed with the Commission and a copy served upon the Commission's Director of Utilities. Such information, documents or data shall be marked and identified with the docket number of the present proceeding.

           6. The parties must file with the Commission reformed copies of the Stipulation and Contingent Jurisdictional Stipulation, reflecting the modifications and corrections noted herein, within 18 days from the date of this order.

        (C) The following additional requirements are ordered for KCPL and any successor entity:

           1. The ability of KCPL to provide efficient and sufficient service at just and reasonable rates shall not be diminished. In particular, KCPL and its affiliates shall not enter into transactions that negatively impact on the regulated electric company's ability to provide efficient and sufficient service at just and reasonable rates, or that could impair the financial viability of the regulated electric company. KCPL shall maintain service quality and reliability at acceptable levels and continue to comply with the Commission's quality of service regulations. KCPL shall maintain employee safety at acceptable levels.

           2. All purchase supply agreements between KCPL and GPP and/or any GPE affiliate must be submitted in advance by KCPL for review and approval by the Commission before becoming effective. The Commission's authority to apply "prudence" and "used and useful" test to determine whether costs of particular wholesale purchase agreements should be included in retail rates shall remain unaffected.

           3. While the Commission is not requiring in this Order that all affiliate contracts be filed with the Commission for its prior approval before the effective date of such contracts, the Commission retains the right to reconsider whether additional filing requirements are necessary to protect the public interest. The Commission previously announced in Docket No. 01-WERE- 436-RTS that a generic investigation will be opened to consider affiliate transactions. KCPL shall comply with any rules or regulations that result from that investigation. All SEC filings shall be filed with the Commission.

           4. After the consummation of the transactions contemplated in the Stipulation, KCPL, the surviving corporation of KCPL's merger with NewCo, shall remain a wholly-owned subsidiary of HoldCo. No capital stock of KCPL shall be offered or sold to any third party without prior Commission approval.

           5. After the consummation of the transactions contemplated in the Stipulation, KCPL shall not transfer any assets to any third party outside the ordinary course of business without prior Commission approval.

      (D) The following requests for authorization by KCPL are approved, subject to the foregoing conditions, to the extent such authorizations are necessitated by the Stipulation:

           1. KCPL is granted the authority to restructure and reorganize itself;

           2. KCPL is granted the authority to merge with NewCo, with KCPL being the surviving corporation;

           3. KCPL is granted the authority to convert its stock to HoldCo stock, as described in the Application; and

           4. KCPL is granted such other relief as may be deemed necessary and appropriate to consummate the restructuring transaction(s), as described in the Stipulation.

      (E) Any party may file a Petition for Reconsideration of this Order within fifteen days of the date this order is served. If service is by mail, service is complete upon mailing and three days may be added to the above time frame.

      (F) The Commission retains jurisdiction over the subject matter and the parties for the purpose of entering such further order or orders as it may deem necessary.


   BY THE COMMISSION IT IS SO ORDERED.

   Wine, Chr.; Claus, Com.; Moline, Com.

   Dated: AUG 07 2001

                                                 Order Mailed
                                                 August 8 2001

                                        /s/ Jeffrey S. Wagamann
                                        ---------------------------------
                                        JEFFREY S. WAGAMAN

                                        EXECUTIVE DIRECTOR



                                                                EXHIBIT D-4

                          UNITED STATES OF AMERICA

                       NUCLEAR REGULATORY COMMISSION

In the Matter of                     )
                                     )
KANSAS CITY POWER & LIGHT COMPANY    )             Docket No. 50-482
                                     )
(Wolf Creek Generating Station)      )
                                     )

          ORDER APPROVING APPLICATION REGARDING PROPOSED CORPORATE
                               RESTRUCTURING

                                     I.

         Kansas City Power & Light Company (KCPL) holds a 47 percent ownership interest in Wolf Creek Generating Station (WCGS) and in connection therewith is a holder of Facility Operating License No. NPF-42. The facility is located in Coffey County, Kansas. The other co-owner licensees for WCGS are Kansas Gas & Electric Company (KGE) (with a 47 percent share of WCGS), and Kansas Electric Power Cooperative, Inc. (KEPCo) (with a 6 percent share.) Wolf Creek Nuclear Operating Corporation (WCNOC) is the licensed operator of WCGS, and KCPL also owns a 47 percent interest in WCNOC, with KGE and KEPCo owning 47 percent and 6 percent interests in WCNOC, respectively. KCPL, as well as KGE and KEPCo, hold possession-only licenses.

                                    II.

         Pursuant to Section 184 of the Atomic Energy Act of 1954, as amended, and 10 CFR 50.80, KCPL filed an application dated February 20, 2001, which was supplemented by submittals dated February 27, March 5, March 8, March 28, and May 4, 2001, from counsel for KCPL, requesting approval of the indirect transfer of the WCGS license, to the extent such would result from the proposed restructuring of KCPL. As stated in the application, the proposed restructuring encompasses the formation by KCPL of a new holding company as yet unnamed ("HoldingCo"). Upon the proposed restructuring, KCPL will cease to be publicly-traded and become a wholly-owned subsidiary of HoldingCo, but will retain ownership of its regulated electric power generation, transmission, and distribution assets, including its interests in WCGS and WCNOC. No direct transfer of the license to HoldingCo or otherwise is being proposed. WCNOC would remain as the managing agent for the joint owner licensees (KCPL, KGE, and KEPCo) of the facility and would continue to have exclusive responsibility for the management, operation, and maintenance of WCGS as the non-owner operator licensee. The application does not propose a change in the rights, obligations, or interests of the licensees of WCGS. In addition, no physical changes to WCGS or operational changes are being proposed.

         KCPL stated that it and HoldingCo will be able to respond more effectively to increased competition in the energy industry and pursue pending unregulated electric generation ventures as a result of the new corporate structure.

         Notice of the application and an opportunity for hearing was published in the Federal Register on May 2, 2001 (66 FR 22019). No written comments or hearing requests were received.

         Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission gives its consent in writing. Upon review of the information provided by KCPL in its application, the supplements thereto, and other information before the Commission, the NRC staff has determined that the proposed restructuring will not affect the qualifications of KCPL or WCNOC as holders of the license referenced above and that the indirect transfer of the license, to the extent effected by the proposed restructuring of KCPL, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth herein. These findings are supported by a safety evaluation dated June 1, 2001.

                                   III.

         Accordingly, pursuant to Sections 161b, 161i, 161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 USC ss.ss. 2201(b), 2201(i), 2201(o), and 2234; and 10 CFR 50.80, IT IS HEREBY ORDERED that the application regarding the proposed restructuring of KCPL and indirect license transfer is approved, subject to the following conditions:

(1) KCPL shall provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from KCPL to its proposed parent, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of KCPL's consolidated net utility plant as recorded on KCPL's books of account.

(2) Should the proposed restructuring of KCPL not be completed by June 1, 2002, this Order shall become null and void, provided, however, upon application and for good cause shown, such date may be extended.

This Order is effective upon issuance.

         For further details with respect to this action, see the license transfer application filed by KCPL dated February 20, 2001, and the supplemental submittals dated February 27, March 5, March 8, March 28, and May 4, 2001, from counsel for KCPL, and the safety evaluation dated June 1, 2001, which are available for public inspection at the Commission's Public Document Room located at One White Flint North, 11555 Rockville Pike (first floor), Rockville, Maryland, and accessible electronically through the ADAMS Public Electronic Reading Room link at the NRC Web site (http://www.nrc.gov).

         Dated at Rockville, Maryland, this first day of June 2001.

                                     FOR THE NUCLEAR REGULATORY COMMISSION



                                     Jon R. Johnson, Acting Director
                                     Office of Nuclear Reactor Regulation